FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Unaudited Consolidated Financial Statements as of June 30, 2005 and December 31, 2004 and for the six-month periods ended June 30, 2005 and 2004.

TELECOM ARGENTINA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005

TELECOM ARGENTINA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of June 30, 2005 and December 31, 2004 and for the six-month periods ended June 30, 2005 and 2004

$ : Argentine peso

US$ : U.S. dollar

$2.887 = US$1 as of June 30, 2005

TELECOM ARGENTINA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of June 30, 2005 and December 31, 2004

(In millions of Argentine pesos - see Note 3.c)

	As of June 30, 2005 (unaudited)	As of December 31, 2004

ASSETS
Current Assets
Cash and banks	$36	$32
Investments, net	3,975	3,630
Accounts receivable, net	600	612
Other receivables, net	85	78
Inventories, net	109	79
Other assets	6	3

Total current assets	4,811	4,434

Non-Current Assets
Other receivables, net	253	228
Investments	2	2
Fixed assets, net	6,401	6,895
Intangible assets, net	749	773

Total non-current assets	7,405	7,898

TOTAL ASSETS	$12,216	$12,332

LIABILITIES
Current Liabilities
Accounts payable	$573	$509
Debt	8,800	9,434
Salaries and social security payable	79	79
Taxes payable	200	153
Other liabilities	28	22
Contingencies	58	30

Total current liabilities	9,738	10,227

Non-Current Liabilities
Accounts payable	$4	$7
Debt	1,127	1,219
Salaries and social security payable	28	33
Taxes payable	—	5
Other liabilities	65	71
Contingencies	234	214

Total non-current liabilities	1,458	1,549

TOTAL LIABILITIES	$11,196	$11,776

Minority interest	34	30
Foreign currency translation adjustments	26	24
SHAREHOLDERS’ EQUITY	$960	$502

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,216	$12,332

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Carlos Felices Chief Executive Officer	Amadeo R. Vázquez President

TELECOM ARGENTINA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the six-month periods ended June 30, 2005 and 2004

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the six-month periods ended
	June 30, 2005	June 30, 2004
Net sales	$2,585	$2,070
Cost of services	(1,699)	(1,383)

Gross profit	886	687
General and administrative expenses	(148)	(125)
Selling expenses	(515)	(430)

Operating income	223	132
Equity gain from related companies	7	—
Financial results, net	299	(298)
Other expenses, net	(50)	(55)
Results on debt restructuring	(15)	—

Net income (loss) before income tax and minority interest	464	(221)
Income tax expense, net	(3)	(8)
Minority interest	(3)	(1)

Net income (loss)	$458	$(230)

Net income (loss) per share	0.47	(0.23)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Carlos Felices Chief Executive Officer	Amadeo R. Vázquez President

TELECOM ARGENTINA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions			Unappropriated results
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Retained earnings/ (Accumulated deficit)	Total	Total Shareholders’ equity
Balances as of January 1, 2004	$984	3,044	4,028	277	(3,137)	(2,860)	1,168
Net loss	—	—	—	—	(230)	(230)	(230)

Balances as of June 30, 2004	984	3,044	4,028	277	(3,367)	(3,090)	$938

Balances as of January 1, 2005	984	3,044	4,028	277	(3,803)	(3,526)	502
Net income	—	—	—	—	458	458	458

Balances as of June 30, 2005	$984	3,044	4,028	277	(3,345)	(3,068)	$960

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Carlos Felices Chief Executive Officer	Amadeo R. Vázquez President

TELECOM ARGENTINA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the six-month periods ended June 30, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	For the six-month periods ended
	June 30, 2005	June 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$458	$(230)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	16	62
Depreciation of fixed assets	726	798
Amortization of intangible assets	23	53
Equity gain from related companies	(7)	—
Consumption of materials	25	27
Fixed assets disposal	2	3
Provision for commissions	24	10
Provision for contingencies	39	24
Holdings results on inventories	10	2
Interest and other financial results	(633)	283
Income tax	3	8
Minority interest	3	1
Net increase in assets	(36)	(67)
Net increase (decrease) in liabilities	120	(35)

Total cash flows provided by operating activities	773	939

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(291)	(189)
Intangible asset acquisitions	(13)	(1)
Proceeds for the sale of fixed assets and equity investments	15	—
Decrease in investments not considered as cash and cash equivalents	654	129

Total cash flows provided by (used in) investing activities	365	(61)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	14	—
Payment of debt	(70)	(2)
Payment of interest and debt-related expenses	(44)	(7)

Total cash flows used in financing activities	(100)	(9)

INCREASE IN CASH AND CASH EQUIVALENTS	1,038	869
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	2,940	2,216

CASH AND CASH EQUIVALENTS AT PERIOD END	$3,978	$3,085

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Carlos Felices Chief Executive Officer	Amadeo R. Vázquez President

TELECOM ARGENTINA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in the Company’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Company provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

(b) Licenses granted as of June 30, 2005

As of June 30, 2005, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	Value added services, data transmission, videoconferencing and broadcasting signal services; and

-	Internet access.

As of June 30, 2005, the Company’s subsidiaries have been granted the following licenses:

-	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	the interruption of all or a substantial portion of service;

-	the non-performance of material obligations;

-	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

-	the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities; and

-	the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

-	any encumbrance of the license;

-	the voluntary insolvency proceedings or bankruptcy of Personal and,

-	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

-	the liquidation or dissolution of Personal, without previous authorization of the CNC.

Nucleo’s licenses are revocable mainly in the case of:

-	interruption of services;

-	the bankruptcy of Nucleo and,

-	non-compliance with certain obligations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

-	The pesification of tariffs;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies were not entitled to modify, directly or indirectly, the prices and tariffs while the renegotiation talks with the parties were in progress. In August 2003, the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03, which nullified Resolution No. 38/02.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. In December 2004, the Argentine Government enacted Law No. 25,972 pursuant to which this term was extended through December 31, 2005.

In May 2004, the Company signed a letter of understanding with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company had expected to conclude before December 31, 2004. The Company also committed to offer phone services to beneficiaries of Argentine Government welfare programs and to extend internet services in the interior of the country at discounted prices.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation process, including, but not limited to, the renegotiation of tariffs.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

(d) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund, although it establishes a mechanism for exemption from contribution for fixed telephony service providers, which combines loss of revenues and market share. However, material regulations to implement SU programs are still pending.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance –in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network–, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than five years from the beginning of the opening of the market and the coming into effect of the first Regulations of the SU – and after four years from the coming into effect of its amendments-, said Regulations are still to be implemented. Therefore, those under said Regulations suppliers have not received set-offs under the SU for the supplies which they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU Fund guidelines are issued.

In Personal

As from January 2001, Personal has been recording a provision with impact in earnings derived from its obligation to make contributions to the SU Fund. As of June 30, 2005, the amount was $48 million. Personal, as well as the rest of the telecommunication operators, is awaiting the Fund’s guidelines and execution to be able to make its contribution to said Fund.

On May 4, 2005, the SC issued Resolution No. 99/05, in which it clarified that the required contribution of 1% of the total revenues drawn by the provision of the telecommunication services constitutes an obligation by the providers of the SU Fund. The contribution cannot be separated out in the invoices that all providers issue and charge to their clients. Furthermore, the Resolution instructs the CNC to notify those providers that have improperly accounted for the contribution in their invoices, to give the whole of the amounts received back to their clients in the terms and conditions which the regulatory authority shall decide, and to stop including said items in invoices.

On July 8, 2005, the CNC issued Resolution No. 2356/05, which implements Resolution No. 99/05 of the SC:

a) Orders providers who had included in their invoices and/or charged items related to the SU, to stop with such practices;

b) Orders providers, in a period of 90 days maximum, to give the amounts received as SU back to their clients from the moment it began to be charged up to its end, along with its interest, applying to that effect the same rate each company applies to invoices for their clients in the case of arrears of payment;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

c) Orders providers to identify the devolution in the invoices or in credit notes, in a separate item, and to register the devolutions implemented by consumption credits to the clients, which shall be on intelligent platforms or networks;

d) Determines the information that shall be supplied to the CNC within the 60 days after the devolution mentioned in b) is practiced, in order that the effective devolution to the clients is verified.

The management of Personal, with the aid of its legal counsel, is at present analyzing the implications of these regulations and considers that it has solid legal grounds to appeal them and, if necessary, bring a court action. However, it must not be assumed that the resolution of this matter shall be favorable.

On August 9, 2005, the management of Personal has appealed Resolution No. 2356/05 issued by the CNC.

As the date of issuance of these financial statements, it was impossible to accurately quantify the costs that the fulfillment of these resolutions shall imply. However, even if the position of the Regulatory Authority prevails, the impact of said costs shall not be material as regards Personal’s financial and economic situation.

3. Preparation of financial statements

(a) Basis of presentation

The unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These unaudited consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of June 30, 2005 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%

Wireless	Personal	99.99%
	Nucleo	67.50%
	Cable Insignia (iii)	75.00%

Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at June 30, 2005.
(iii)	In process of liquidation.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12,113	12,216	(103)
Total liabilities	11,196	11,196	—
Shareholders’ equity	857	960	(103)

Net income	465	458	7

(d) Interim financial information

The accompanying June 30, 2005 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the six months ended June 30, 2005 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

The accompanying consolidated financial statements were prepared assuming: i) a favorable outcome to the tariff renegotiation process mentioned in Note 2.c) and ii) the successful outcome of the financial restructuring described in Note 8. Actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(h) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed service lines were 3,854,000 (unaudited) at June 30, 2005, and 3,701,000 (unaudited) at June 30, 2004 and wireless customer lines (prepaid lines were not included) were 1,489,000 (unaudited) at June 30, 2005, and 662,000 (unaudited) at June 30, 2004.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings/Dividends per share

The Company computes net (loss) income per common share and dividends per share by dividing net (loss) income for the year by the number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(b) Revenue recognition

The Company’s principal sources of revenues are:

Voice, data and Internet services segment

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Company’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Wireless telecommunication services segment

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the six-month periods ended June 30, 2005 and 2004, net foreign currency transaction gains or losses were a gain of $670 and a gain of $84, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 8, as of June 30, 2005 and as of December 31, 2004, the Company recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at period-end exchange rates.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of some of these securities. As such, the Company recognized other-than-temporary losses on these investments to carry them at fair value (see Note 11 for details).

The Company has certain equity interests in unconsolidated companies, representing 5.75% of the capital stock in such companies as of June 30, 2005. These investments have been accounted for at the lower of cost or realizable value.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Management is not aware of any event or circumstances since the date of such companies’ financial statements that would modify or significantly affect their financial position or results of operations.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Company decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Company’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i) Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Buildings	11-50
Transmission equipment	7-10
Switching equipment	7-10
Power equipment	10
External wiring	17
Telephony equipment and instrument	6-10
Installations	4-10
Computer equipment	3-5

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 2.8% of the total transferred buildings, representing $19 of net carrying value as of June 30, 2005. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

During the second quarter ended June 30, 2005, independent appraisals helped the Company’s subsidiary, Personal, to assess the appropriateness of the useful lives of certain of its fixed assets. As a result of the work, Personal changed the useful lives of its TDMA and GSM networks and certain assets prospectively as from January 1st, 2005. Accordingly, Personal recognized accelerated depreciation of $ 24 and $ 2 related to the change in useful lives of the TDMA and GSM networks respectively, and lower depreciation for its other related assets amounting to $ 11.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $6 and $1 for the six-month periods ended June 30, 2005 and 2004, respectively.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net carrying value of these capitalized costs were $387 as of June 30, 2005 and $443 as of December 31, 2004.

The Company does not have assets under capital leases as of June 30, 2005 and 2004.

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. Costs capitalized during the six-month periods ended June 30, 2005 and 2004 were not significant. These costs are being amortized on a straight-line basis over a period of 6.5 years.

- Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified spectrum licenses as indefinite life intangibles.

- Band B license

The Company’s Band B license is amortized under the straight-line method over 10 years.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(l) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In these estimates, the Company has assumed that it will be able to implement a modification of the current level of Telecom Argentina’s tariffs which would enable the Company to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

- Income taxes

The provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which the subsidiaries operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 20% and 30%, respectively, for all periods presented.

-	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has utilized a portion of its tax loss carryforwards in the computation of income taxes for the years ended December 31, 2004 and 2003. However, there are remaining tax loss carryforwards as of June 30, 2005. Accordingly, the Company has determined an additional proportional charge for the six-month period ended June 30, 2005 for the tax on minimum presumed income of $18, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.8% and 3.6% for the six-month periods ended June 30, 2005 and 2004, respectively.

(o) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of June 30, 2005 and December 31, 2004.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Up-front payments received are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company is subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court.

(p) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

(q) Derivatives

In compliance with the controls and procedures associated with financial risk management, during the period where the peso was pegged to the US dollar, the Company used certain derivative financial instruments such as interest rate and currency swaps in order to reduce risks associated with changes in interest rates and foreign exchange rates relating to borrowings in foreign currencies other than dollars. These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Effective January 1, 2002, the Company adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the six-month periods ended June 30, 2005 and 2004 are shown in Note 17.h. under the line item “Advertising expenses”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(t) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

(u) Results on debt restructuring

As Telecom Argentina expects that the restructuring process will be successfully completed during fiscal year 2005 and will have a significant positive impact in the statement of income, the management has decided to include the fees related to this process in a separate line item in the statement of income titled “Results on debt restructuring”. Expected future income will also be recorded in this line.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of June 30, 2005	As of December 31, 2004
Cash	$3	$3
Banks	33	29

	$36	$32

(b) Investments

Investments consist of the following:

	As of June 30, 2005	As of December 31, 2004
Current
Time deposits (i)	$3,925	$3,330
Government bonds, equity investments and mutual funds	50	356

Subtotal	3,975	3,686
Impairment loss on the Argentina 2004 bond	—	(56)

	$3,975	$3,630

Non current
2003 Telecommunications Fund	$2	$2

	$2	$2

(i)	Includes an amount of $3,594 as of June 30, 2005, which has been segregated by the Company for purposes of satisfying debt obligations.

(c) Accounts receivable

Accounts receivable consist of the following:

	As of June 30, 2005	As of December 31, 2004
Current
Voice, data and Internet	$373	$379
Wireless (i)	318	303
Directories publishing	16	34

Subtotal	707	716
Allowance for doubtful accounts	(107)	(104)

	$600	$612

(i)	Includes $32 as of June 30, 2005 and $49 as of December 31, 2004 corresponding to international wireless receivables.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(d) Other receivables

Other receivables consist of the following:

	As of June 30, 2005	As of December 31, 2004
Current
Tax credits	$33	$26
Prepaid expenses	23	17
Advances to employees	2	2
Other	27	33

	$85	$78

Non current
Deferred tax assets, net of valuation allowance	$6	$—
Credit on minimum presumed income tax (i)	222	200
Other tax credits	5	4
Prepaid expenses	12	14
Other	13	14

Subtotal	258	232
Allowance for doubtful accounts	(5)	(4)

	$253	$228

(i)	Considering current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of June 30, 2005	As of December 31, 2004
Wireless handsets and equipment	$110	$82
Allowance for obsolescence	(1)	(3)

	$109	$79

(f) Other assets

Other assets consist of the following:

	As of June 30, 2005	As of December 31, 2004
Deferred printing cost	$2	$1
Raw materials	4	2

	$6	$3

(g) Accounts payable

Accounts payable consist of the following:
	As of June 30, 2005	As of December 31, 2004
Current
Suppliers	$509	$451
Deferred revenues	54	40
Related parties (Note 7)	10	18

	$573	$509

Non current
Suppliers	$4	$7

(h) Salaries and social security payable

Salaries and social security payable consist of the following:
	As of June 30, 2005	As of December 31, 2004
Current
Vacation, bonuses and social security payable	$62	$58
Special termination benefits	12	16
Other	5	5

	$79	$79

Non current
Special termination benefits	$28	$29
Other	—	4

	$28	$33

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(i) Taxes payable

Taxes payable consist of the following:

	As of June 30, 2005	As of December 31, 2004
Current
Turnover tax	$39	$39
VAT, net	38	32
Tax on minimum presumed income, net	14	17
Income tax, net (i)	39	1
Tax on Universal Service	48	39
Other	22	25

	$200	$153

Non current
Deferred tax liabilities	$—	$5

(i)	Corresponds to the Company and Nucleo.

(j) Other liabilities

Other liabilities consist of the following:

	As of June 30, 2005	As of December 31, 2004
Current
Contributions to government programs	$13	$13
Court fee	2	2
Other	13	7

	$28	$22

Non current
Court fee	$20	$20
Gain on discount of other liabilities	(4)	(5)
Deferred revenue on sale of capacity and related services	28	36
Asset retirement obligations	13	13
Retirement benefits	8	7

	$65	$71

(k) Net sales

Net sales consist of the following:

	Six-month periods ended
	June 30, 2005	June 30, 2004
Voice	$1,167	$1,113
Data	75	75
Internet	149	123

Subtotal	1,391	1,311
Wireless	1,187	753
Directories publishing	7	6

	$2,585	$2,070

(l) Equity gain from related companies

Equity gain from related companies consists of the following:

	Six-month periods ended
	June 30, 2005	June 30, 2004
Gain on sale of equity interest in Intelsat Ltd	7	—

	$7	$—

(m) Financial results, net

Financial results, net consist of the following:

	Six-month periods ended
	June 30, 2005	June 30, 2004
Generated by assets
Interest income	$60	$42
Foreign currency exchange loss	(352)	(11)
Impairment loss on the Argentina 2004 bond	—	(58)
Other	(32)	5

Total generated by assets	$(324)	$(22)

Generated by liabilities
Interest expense	$(398)	$(353)
Less capitalized interest on fixed assets	6	1
Foreign currency exchange gain	1,022	95
Other	(7)	(19)

Total generated by liabilities	$623	$(276)

	$299	$(298)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(n) Other expenses, net

Other expenses, net consist of the following:

	Six-month periods ended
	June 30, 2005	June 30, 2004
Termination benefits	$(21)	$(30)
Provision for contingencies	(39)	(24)
Other, net	10	(1)

	$(50)	$(55)

(o) Results on debt restructuring

Results on debt restructuring consist of the following:

	Six-month periods ended
	June 30, 2005	June 30, 2004
Other related expenses	(15)	—

	$(15)	$—

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years/periods shown in the statements of cash flows:

	As of June 30,		As of December 31,
	2005	2004	2004		2003
Cash and banks	$36	$23		$32	$26
Current investments	3,975	3,187		3,630	2,441

Total as per balance sheet	$4,011	$3,210		$3,662	$2,467
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	(117)		(463)	(193)
- Government bonds	(33)	(8)	(i)	(251)	(58)
- Equity investments	—	—		(8)	—

Total cash and cash equivalents as shown in the statement of cash flows	$3,978	$3,085		$2,940	$2,216

(i)	Corresponds to the current portion of held-to-maturity investments. In December 2004 includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Six-month periods ended June 30,
	2005	2004
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$28	$4
Trade accounts receivable	(2)	13
Other receivables	(17)	(40)
Inventories	(42)	(37)
Other assets	(3)	(7)

	$(36)	$(67)

Net (decrease) increase in liabilities
Accounts payable	$119	$8
Compensation and social benefits payable	(5)	(11)
Taxes payable	19	(23)
Other liabilities	2	(3)
Contingencies	(15)	(6)

	$120	$(35)

The Company has not paid income taxes in any of the periods presented. Interest paid during the six-month periods ended June 30, 2005 and 2004, amounted to $44 and $7, respectively.

•	Non-cash investing and financing activities:

	Six-month periods ended June 30,
	2005	2004
Acquisition of fixed assets through incurrence of accounts payable	$64	$90
Capitalized interest on fixed assets	6	1
Wireless handsets lent to customers at no cost (i)	2	1
Provision for minimum presumed income tax	20	17
Cash deposit to guarantee the payment of satellite services of Intelsat Ltd.	1	—
Capacity-related services	5	—
Foreign currency translation adjustments in:
- Accounts receivables	1	(4)
- Other receivables	—	(1)
- Accounts payable	—	2
- Debt	(2)	13
- Other liabilities	—	1
Government bonds and tax credits exchanged for tax certificates	—	35

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Supplementary cash flow information (continued)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Six-month periods ended June 30,
	2005	2004
Government bonds with maturities of more than three months	$211	$52
Time deposits with maturities of more than three months	443	77

Total cash flows from investments not considered as cash equivalents	$654	$129

Financing activities components:

	Six-month periods ended June 30,
	2005	2004
Debt proceeds	$14	$—
Payment of bank loans	(70)	(2)
Payment of interest on bank loans	(44)	(7)

Total financing activities components	$(100)	$(9)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Six-month periods ended June 30,
	2005	2004
Total cash flows provided by operating activities	$1,101	$944
Total cash flows provided by (used in) investing activities	365	(61)
Total cash flows used in financing activities	(100)	(9)
Effect of exchange rate changes on cash and cash equivalents	(328)	(5)

Increases in cash and cash equivalents	$1,038	$869

7 - Related party transactions

(a) Controlling group

As of June 30, 2005, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and the France Telecom Group prior to December 2003.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the Company was informed that the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina - Inversiones S.L. for a total purchase price of US$125 million. The put option will be exercisable from January 31, 2008 through December 31, 2013. As of June 30, 2005, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina - Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock. W de Argentina - Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of June 30, 2005	As of December 31, 2004
Accounts receivable
Telecom Italia Mobile S.p.A. (a)	1	2
Entel PCS Telecomunicaciones S.A. (a)	2	2
Retevisión Móvil S.A. (a)	1	—

	$4	$4

Accounts payable:
Telecom Italia S.p.A. (a)	6	—
Telecom Italia Sparkle S.p.A. (a)	1	12
Tel3 S.A. (a) (d)	2	1
Italtel S.p.A. (a)	1	—
Pirelli Energía Cables y Sistemas de Argentina S.A.(a) (d)	—	2
Entel Chile S.A. (a) (c)	—	1
Telecom Italia S.p.A. Argentine branch (a)	—	1
Etec S.A. (a)	—	1

	$10	$18

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

		Six-month periods ended
	Transaction description	June 30, 2005	June 30, 2004
Services rendered:
Entel Chile S.A. (a) (c)	International inbound calls	$5	$3
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	3	—
Golden Lines (a)	International inbound calls	1	—
Telecom Italia S.p.A. (a)	International inbound calls	—	1
Latin American Nautilus (a) (e)	International inbound calls	—	1
Entel PCS Telecomunicaciones S.A. (a)	Roaming	3	2
Telecom Italia Mobile S.p.A. (a)	Roaming	2	2
TIM Celular S.A. (a)	Roaming	—	1
TIM Brasil Servicio e Participacoes S.A. (a)	Roaming	2	—
Retevisión Móvil S.A. (a)	Roaming	1	—

Total net sales		$17	$10

Services received:
Nahuelsat (f)	Rental expenses	$4	$4
Intelsat Ltd. (g)	Rental expenses	1	1
Telecom Italia Argentine branch (a)	Fees for services	1	1
Telecom Italia S.p.A. (a)	International outbound calls	6	2
Tel3 S.A. (a) (d)	Fees for services	8	4
Entel Chile S.A. (a) (c)	International outbound calls	5	4
Entel S.A. (Bolivia) (a)	International outbound calls	2	1
Etec S.A. (Cuba) (a)	International outbound calls	3	1
La Caja ART S.A. (b)	Insurance	1	1
Caja de Seguros S.A. (b)	Insurance	1	—
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	4	—
Golden Lines (a)	International outbound calls	1	—
Telecom Italia Mobile S.p.A. (a)	Roaming	5	1
Entel PCS Telecomunicaciones S.A. (a)	Roaming	1	—
TIM Brasil Servicio e Participacoes S.A. (a)	Roaming	1	—
Italtel S.p.A. (a)	Maintenance, materials and supplies	1	2
Teco Soft Argentina S.A. (a)	Fees for services	—	3
Latin American Nautilus (a) (e)	International outbound calls and lease of circuits	—	3

Total operating costs		$45	$28

	Six-month periods ended
Transaction description	June 30, 2005	June 30, 2004
Purchases of fixed assets/intangible assets:
Tel3 S.A. (a) (d)	3	1
Pirelli Energía Cables y Sistemas de Argentina S.A.(a) (d)	6	1

Total fixed assets and intangible assets	$9	$2

(a)	Such companies form part of Telecom Italia Group, a shareholder of the Company.
(b)	Such companies form part of W de Argentina - Inversiones S.L., a shareholder of the Company.
(c)	This company was a related party until April 1, 2005.
(d)	These companies were a related party until July 28, 2005.
(e)	The Company had 10% of the capital stock in such company.
(f)	The Company has 5.75% of the capital stock in such company.
(g)	The Company had 0.15% of the capital stock in such company.

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

As of June 30, 2005, Telecom Argentina had loans outstanding to two officers of Telecom Argentina, totaling $0.5. The annual interest fixed rate for these loans is 6%.

8 - Debt

8.1. The Company’s short-term and long-term debt

Short-term and long-term debt comprises the following:

	As of June 30, 2005	As of December 31, 2004
Short-term debt:
- Principal:
Notes	$4,671	$5,353
Bank loans	1,148	1,177
Fixed assets financing	1,387	1,475

Subtotal	7,206	8,005
- Accrued interest	1,381	1,259
- Penalty interest	213	170

Total short-term debt	$8,800	$9,434

Long-term debt:
- Principal:
Bank loans	$1,158	$1,260
Gain on discounting of debt	(31)	(41)

Total long-term debt	1,127	1,219

Total debt	$9,927	$10,653

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

As of June 30, 2005, Personal and Nucleo’s debt had been restructured while the reviewing court approved Telecom Argentina’s debt restructuring proposal in May 2005, and it is actually in the final stage. As of June 30, 2005, the total restructured debt and in-process restructuring debt is as follows:

	Telecom Argentina	Personal	Nucleo	Eliminations	Consolidated as of June 30, 2005
Restructured debt
♦ Principal	—	1,181	79	(88)	1,172
♦ Accrued interest	—	23	—	(1)	22

Subtotal	—	1,204	79	(89)	1,194
♦ Gain on discounting of debt	—	(45)	—	14	(31)

Total (8.2)	—	1,159	79	(75)	1,163

■ Current	—	37	—	(1)	36
■ Non current	—	1,122	79	(74)	1,127

In-process restructuring debt
♦ Principal	7,192	—	—	—	7,192
♦ Accrued interest	1,359	—	—	—	1,359
♦ Penalty interest	213	—	—	—	213

Total (8.3)	8,764	—	—	—	8,764

Total debt	8,764	1,159	79	(75)	9,927

■ Current	8,764	37	—	(1)	8,800
■ Non current	—	1,122	79	(74)	1,127

The Company had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under its debt restructuring proposals. The Company previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of June 30, 2005, the Company has an aggregate remaining amount of $3,594 on deposit (US$ 581 million, Euro 533 million and Japanese Yen 2,230 million).

8.2. Restructured debt

As further described below, Personal and Nucleo restructured their outstanding debt representing 12% of the total Company’s indebtedness as of June 30, 2005, as follows:

(a) Personal

In November 2004 Personal completed the restructuring of its debt which comprised of a reduction in principal and interest, a cash payout and the extension of maturity of the remaining indebtedness for a total amount of approximately US$ 413 million of which, on April 15, 2005, Personal made a prepayment to holders of the new loans for an aggregate amount of US$ 4 million, that will be applied to pay the full amount of the scheduled amortization payments on the new loans payable on April 15, 2005 and October 15, 2005 and a portion of the scheduled amortization payments on the new loans payable on April 15, 2006. Likewise, Personal made an additional optional prepayment for an aggregate amount of US$ 5 million, payable on April 15, 2006. The outstanding debt is comprised of the following:

	US$	Equivalent in Argentine pesos	Interest rate (i)	Maturity date
Series A	43	124	5.53% - 8%	October 2014
Series B	361	1,043	9%, 10% and 11%	October 2011

Total principal	404	1,167

(i)	Escalated interest rates for US dollar denominated notes – see table below for escalated interest rates for other currencies denominated notes.

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money. Based on the opinion of an external financial expert, the restructured debt has been discounted to its present value using a discount rate of 11%.

(b) Nucleo

In November 2004, Nucleo completed the restructuring of its outstanding indebtedness with foreign creditors. Foreign creditors agreed to an extension of maturity to December 2008 and the forgiveness of accrued penalty interest.

The restructured debt with local creditors accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors accrues interest at a variable interest rate of three-month LIBOR plus 4.5%.

Since contractual rates are commensurate with the risks of the debt instrument and time value of money the new debt has not been discounted.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

In March 2005, Nucleo made a prepayment to holders of the new loans for an aggregate amount of US$ 8.5 million, that will be applied to pay the full amount of the scheduled amortization payments on the new loans payable on December 27, 2005 and a portion of the scheduled amortization payments on the new loans payable on June 27, 2006, December 27, 2006, June 27, 2007, December 27, 2007 and ´June 27, 2008 plus the accrued interests as of that dates.

In May 2005, Nucleo made an additional optional prepayment for an aggregate amount of US$ 6.5 million plus the accrued interests as of that date. In June 2005, Nucleo made an additional optional prepayment for an aggregate amount of US$ 2 million plus the accrued interests as of that date. These additional prepayments were applied to pay the full amount of the scheduled amortization payments on the new loans payable on June 27, 2006 and December 27, 2006 and a portion of the scheduled amortization payments on the new loans payable on June 27, 2007, December 27, 2007, June 27, 2008 and December 27, 2008.

8.3. In-process restructuring debt

(a) Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs in January 2002, the uncertainties of the economic situation and the regulatory environment in which the Telecom Group operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Telecom Group continued to conduct business as usual.

Following the debt restructuring of Personal and Nucleo as described above, the only in-process debt restructuring indebtedness of the Telecom Group is the one pertaining to Telecom Argentina. As of June 30, 2005, the in-process restructuring debt aggregated $8,764. Of the total amount of the outstanding debt, $6,097 is due (including principal amounts for US$ 850 million, Euro 793 million, Japanese yen 7,548 million and $75; and interest amounts for US$ 32 million, Euro 133 million, Japanese yen 648 million and $17) and $2,667 is payable on demand.

The outstanding debt of Telecom Argentina is comprised of the following:

✓ Short-term and Medium-term Notes Programs

Telecom Argentina issued various series of notes under short-term and medium-term global note programs (the “Notes”). These programs were approved by shareholders’ general meetings which authorized the Board of Directors to determine the respective terms and conditions of the Notes, including amount, price, interest rate and currency. These global programs and the Notes issued thereunder were ranked by Argentine rating agencies.

The terms and conditions of the various series of Notes contain customary affirmative and negative covenants, including, but not limited to, limitations on creation of liens on assets and/or revenues of Telecom Argentina, mergers and others.

The terms and conditions of the Notes and loan agreements issued by Telecom Argentina contain certain clauses, which provided for events of default, such as the following:

-	Failure to pay principal or interest at maturity;

-	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

-	Telecom Argentina’s written notice of its inability to pay its debts as they mature;

-	Any final judgment providing for the payment of an aggregate amount exceeding US$20 million; and

-	Telecom Argentina’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or similar judicial or extrajudicial reorganization arrangements.

As a result of the defaults, the bondholders and lenders were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, Telecom Argentina has received notices of acceleration from certain lenders representing loan amounts exceeding US$ 20 million. As a consequence, the total outstanding debt has been classified as current liabilities in these consolidated financial statements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

The following table shows the outstanding series of Notes under the programs as of June 30, 2005:

Global program	Date of issue	Nominal value (in millions)		Term, in years	Maturity date	Annual interest rate (i)	Book value at June 30, 2005	Market value at June 30, 2005
Program B:
Series C	11.15.95	US$	200	7	11.15.02	12.00	336	333
Series E (a)	5.5.97	US$	100	8	5.5.05	6.56	289	280
Series F (c)	5.30.97	Euro	207	10	5.30.07	8.87	661	649
Series H (b) (c)	3.18.98	Euro	207	10	3.18.08	3.68	655	631
Series I	4.8.99	Euro	200	5	4.8.04	8.37	651	681
Series K	7.1.99	Euro	250	3	7.1.02	7.25	717	754

Program D:
Series 1	4.7.00	Euro	250	3	4.7.03	7.62	784	626
Series 2	7.2.01	Euro	190	3	7.2.04	9.50	578	565

					Principal		4,671	4,519

					Accrued interest		1,034
					Penalty interest		114

							5,819

(i)	Percentages have been rounded.
(a)	Accrue interest at LIBOR plus 3.125%. (*)
(b)	Accrue interest at 6-month LIBOR plus 1.5%. (*)
(c)	Originally issued in Italian Lira.
(*)	As of June 30, 2005, LIBOR was 3.71%.

- Global Program B

Telecom Argentina has six series of Notes outstanding under Global Program B, with several maturity dates as shown in the table above. As of June 30, 2005, an amount of $4,095 is outstanding under the program. The net proceeds of the Notes were used to refinance debt and meet working capital needs.

- Global Programs C and D

Telecom Argentina was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$ 200 million and US$ 1,500 million, respectively. As of June 30, 2005, two series (1 and 2) are outstanding under Global Program D for an aggregate amount of $1,724. The net proceeds of the Notes were used to refinance debt and meet working capital needs.

✓	Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 5.52%.

✓	Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 5.70%. The most significant are:

Mediocredito Centrale:

Prior to the privatization of ENTel, the Argentine Government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were used to finance the digitalization of the telephone network in Argentina. Under this credit line, the Argentine Government ceded to Telecom Argentina the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine Government remains the debtor to the Mediocredito Centrale; however, Telecom Argentina assumes the obligation to service the debt. In the event Telecom Argentina fails to pay the loan installments, and the Argentine Government has to settle the obligations, Telecom Argentina’s debt towards the Argentine Government may be offset against receivables for services rendered to certain governmental agencies. As of June 30, 2005, an amount of approximately $146 (principal plus accrued and penalty interests) or Euro 41 million is outstanding under the agreement.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

Japan Bank for International Cooperation:

On June 29, 1998, Telecom Argentina entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for a loan of up to Japanese yen 12,000 million due June 15, 2010 of which Japanese yen 11,652 million were used. As of June 30, 2005, an amount of approximately $330 (principal plus accrued and penalty interest) is outstanding under the agreement.

(b) Filing of the APE with the Argentine courts

On June 22, 2004, Telecom Argentina filed a Registration Statement with the SEC in connection with the solicitation to grant powers of attorney or commitments to approve and execute an APE. Like documents were also filed with the CNV and the Commissione Nazionale per le Societá e la Borsa (CONSOB) (the “Italian Securities Commission”). The registration statements were partially amended on July 9, 2004.

Given that Telecom Argentina failed to obtain the consent of more than 95% of unsecured financial creditors, it was compelled, under the terms of the solicitation, to request court approval of the agreement.

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval. Upon approval by the reviewing court, an APE becomes binding on all the debtor’s unsecured creditors affected by the restructuring proposal contained in the APE, whether or not those creditors have participated in the negotiation and execution of the APE.

The in-process restructuring debt comprises the unsecured creditors of Telecom Argentina as of August 31, 2004 which totaled $8,868 million as of that date (equivalent to US$ 2,959 million translated at the applicable exchange rate as of August 31, 2004). An amount of US$ 2,880 million out of the total US$ 2,959 million represents unsecured financial indebtedness while the remaining US$ 79 million represents unsecured commercial indebtedness.

On October 21, 2004, after reaching a level of consent of 82.35% of the total creditors representing 94.47% of the total financial indebtedness of Telecom Argentina as of August 31, 2004, the executive APE was filed with the reviewing court for approval.

Pursuant to the terms of the APE, Telecom Argentina proposed to restructure all of its outstanding unsecured financial indebtedness through different options including the issuance of new unsecured non-convertible notes (the “New Notes”) and/or cash payments. The unsecured commercial indebtedness will be paid in accordance with its original terms and conditions.

On November 2, 2004, the Shareholders’ Meeting of Telecom Argentina approved the issuance of the New Notes for up to a maximum amount of US$ 1,872 million or its equivalent in other currencies for the purpose of the refinancing of its unsecured financial indebtedness as further explained below. The total amount to be issued, denominated in US dollars, may be higher or lesser depending on the fluctuation of the US dollar and the foreign exchange rates of the Notes.

The equivalent dollar amounts were determined based on (1) the applicable exchange rate in force as of the reference date (August 4, 2004) and (2) the corresponding adjustment based on the CER Index.

Provided the conditions are met and approvals obtained, 47% of the New Notes will be Series A Notes and 53% will be Series B Notes, according to the options selected by consenting noteholders. For each US$ 1,058 of outstanding debt (which includes a capitalized interest coefficient factor as defined in the APE) consenting noteholders will receive the payment options as described in the table below:

	Participating holder selecting Option A (in US$, Euro, Peso or Yen)	Participating holder selecting Option B (in equivalent US$)	Participating holder selecting Option C (in equivalent US$)
Series A Notes	1,058	—	—
Series B Notes (i)	—	625	—
Cash	—	319	850

Total	1,058	944	850

(i)	Noteholders who selected Option B will have 37.5% of their outstanding debt allocated to Option C.

The APE provides that non-consenting creditors will receive consideration in the form of Series A Notes, or such other consideration as is ordered by the reviewing court.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes will be further split into listed and unlisted notes. Series A-1 and B-1 listed notes (collectively the “New Listed Notes”) will be issued in exchange for outstanding Notes. Series A-2 and B-2 unlisted notes (collectively the “New Unlisted Notes”) will be issued in exchange for outstanding loans and loan commissions.

Series A-1 Notes may be dollar- or euro-denominated listed notes. Series A-2 may be dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes will be dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

On November 26, 2004 the Shareholders’ Meeting of Telecom Argentina ratified the filing of the APE for court approval and further resolved that the proceedings will continue. Such Shareholders’ Meeting further authorized to file the proposal with foreign courts to the extent applicable or advisable to Telecom Argentina.

From the date the APE was filed, the reviewing court has been requesting Telecom Argentina to produce additional documentation which Telecom Argentina submitted in due course.

On February 4, 2005, the reviewing court called for a meeting of consenting noteholders. All of the creditors who attended the meeting voted in favor of the restructuring proposal described in the APE and ratified the form of consideration to be paid, assuming the APE is approved by the reviewing court.

On February 25, 2005, under the applicable laws and regulations, the reviewing court ordered the opening of the APE process and the publication of notices in order for the creditor opposition period to start. As an additional security to the creditors, certain property of Telecom Argentina was restricted as to disposal. The net carrying value of these assets amounted to $877 as of June 30, 2005.

Having expired the term for filing any oppositions, four oppositions filed by the Argentine tax authority (the “AFIP”), a Provincial tax authority and two individuals who purport to be bondholders were received. The Company answered all four oppositions and requested that each be dismissed for lack of any merit. On May 26, 2005 the Court rejected all the oppositions and approved the APE. As ordered by the court, Telecom published notices in widely circulated national and foreign newspapers informing non-consenting creditors of the court’s decision to permit them to select among any of the options offered by Telecom in its APE, within ten (10) court days following the last publication of notices. The Court had provided that non-consenting creditors that do not submit an election before the Court within such timeframe would be allocated to Option A.

The non-consenting creditors that decided to select any of the options offered by Telecom represented US$ 4.7 million of the total outstanding debt and elected Option B for US$ 4.4 million and Option A for US$ 0.3 million.

The Company is at present taking all the necessary steps to execute the APE. The consideration proposed in the APE is at the entire disposition of the totality of its financial creditors; to that effect, the issuance of Series A and Series B Notes listed with the Buenos Aires Stock Exchange (“BCBA”) and the CNV is to be approved, and the necessary presentations are being filed with the corresponding foreign regulatory entities.

Under the court reviewing process, Telecom Argentina is subject to a court fee of 0.25% levied on the total amount of restructured debt. In the opinion of legal counsel, the court fee accrues as from the commencement of the reviewing process. The fee will be payable in up to one hundred and ten monthly installments with an annual interest rate of 6%. Accordingly, Telecom Argentina accrued a total amount of $22, of which $20 was classified as non-current other liabilities during fiscal year 2004.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

Moreover, Standard & Poors International Ratings and Fitch Ratings have assigned an international rating of B- for the notes that will be issued as consideration of the APE.

Telecom Argentina expects that the restructuring process will be successfully completed by the third quarter of 2005. If completed, the debt restructuring process will likely have a significant positive impact on the balance sheet and the statement of income.

(c) Legal actions brought against Telecom Argentina

Telecom Argentina has been served notice of claims brought by certain noteholders seeking enforcement of their rights under the respective indentures. The claims amounted to US$0.8 million as of the date of these financial statements, representing less than 1% of the total consolidated indebtedness of the Company. Due to certain judicial regulations, an amount equivalent to US$1.2 million held in bank accounts has been restricted as of the date of these financial statements.

Telecom Argentina was also served notice of three involuntary bankruptcy petitions.

As a result of the APE reviewing process, all of the proceedings mentioned above against Telecom Argentina have been stayed. Once court approval has been granted, the decision of the court shall apply to the claims mentioned.

8.4. Covenants of the New Notes (to be issued by Telecom Argentina as described above) and the restructured debt of Personal and Nucleo

Mandatory prepayments

If the relevant company has generated “Excess Cash” (calculated pursuant to the relevant debt instrument), then such company shall apply the Excess Cash, on a semi-annual basis, to make payments on the relevant debt instrument. Telecom Argentina and Personal may make payments on the remaining scheduled installments of their debt instruments in direct order of maturity, or, at the company’s option, retire the debt instruments through open market purchases or pro-rata prepayments. Prior to making any such payment with Excess Cash, each of Telecom Argentina and Personal is permitted to retain a specific portion of the Excess Cash to supplant the company’s existing cash balance and to retain a specific portion of the Excess Cash for specified uses relating to the operation of its business. Excess cash payments under Nucleo’s loans are to be applied in direct order of maturity as specified therein.

Excess cash shall be measured semi-annually based on the financial statements as of June 30 and as of December 31 of each year, and any excess cash must be applied no later than the due date of the amortizations immediately subsequent to each June 30 or December 31, respectively.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the New Notes will have to be at least two and a half times such distribution payment.

Reinvestment of Personal and Nucleo distribution payments

If Personal and/or Nucleo makes any distribution payment (as defined in the indenture governing of the Notes, including but not limited to the payment of dividends) the aggregate amount of payments is required to be reinvested in the paying entity.

Negative covenants

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the restructured debt of Personal and Nucleo require that the companies comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless the relevant company meets a specified indebtedness/EBITDA ratio: (i) with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and its subsidiaries), 2.75 to 1 or, if any specified adjustment event has occurred, 2.25 to 1, (ii) with respect to Personal and its restricted subsidiaries (other than Nucleo and its subsidiaries), 2.25 to 1 and (iii) with respect to Nucleo and its subsidiaries, 2.00 to 1, in addition to certain other conditions;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes and the Personal loans, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal and by Personal to Nucleo. These restricted payments covenants also restrict the ability of Personal and Nucleo to make loans to their respective parent companies (Telecom Argentina and Personal);

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions;

f)	Capital expenditures except for those expressly permitted;

g)	With respect to Nucleo, maintenance of certain financial ratios.

In the case of Telecom Argentina and its restricted subsidiaries, the negative covenants mentioned above will come into effect as soon as the New Notes are issued. However, in accordance with the terms of the APE agreement, until the date of issuance of the New Notes, the Company has agreed to meet the negative covenants as if the New Notes had been issued, except for certain cases as expressly defined in the APE.

8.5. Events of default for Telecom Argentina, Personal and Nucleo

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the restructured debt of Personal and Nucleo provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million in the case of Telecom Argentina and Personal and US$2 million (if any payment default exists) or US$ 3 million (if any other default that results in acceleration exists) in the case of Nucleo;

(iii)	Any final judgment against Telecom Argentina and/or Personal providing for the payment of an aggregate amount exceeding US$ 20 million;

(iv)	Any final judgment against Nucleo providing for the payment of an aggregate amount exceeding US$ 4 million;

(v)	Telecom Argentina, Personal or Nucleo voluntary petition for bankruptcy, special bankruptcy proceedings or out-of-court reorganization agreements and,

(vi)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina, Personal and/or Nucleo and/or any of their restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations

Should any of the events of default above described occur, with respect to Telecom Argentina, Personal or Nucleo, or, if applicable, any of their restricted subsidiaries, then Telecom Argentina, Personal or Nucleo shall be in default under the New Notes and the new loan agreements, as applicable. Telecom Argentina’s default does not trigger an event of default under Personal or Nucleo’s loans. Personal’s default does not trigger an event of default under Nucleo’s loans.

Provided any of the events of default occurs the creditors (and or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

8.6. Measurement and classification of liabilities

Penalty and post-default interest increases

The debt of Telecom Argentina under restructuring contemplated the payment of penalty interest in the event of default. Accordingly, the Company recorded penalties and post-default interest increases for approximately $213 as of June 30, 2005. This amount is included in the line item debt in the balance sheet.

However, the Company’s legal counsel believes that based on the facts that (i) the APE does not prescribe the payment of penalty interest and (ii) the forgiveness of the penalty interest of Personal and Nucleo aggregating $37 as of December 31, 2004, it is more likely than not that Telecom Argentina will not have to pay the penalties and post default interest increases contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

Denomination of Telecom Argentina’s debt

As discussed above, as of June 30, 2005 and December 31, 2004, a substantial portion of Telecom Argentina’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, Telecom Argentina recorded its outstanding debt at their respective original foreign currencies since Telecom Argentina expects to complete the debt restructuring successfully.

If the APE restructuring plan is not completed on terms favorable to Telecom Argentina or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to Telecom Argentina’s creditors and the APE, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

9 - Shareholders’ equity

(a) Common stock

At June 30, 2005, the Company has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. Nortel owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In September 2002, the Trustor requested the Company to take all necessary actions in order to effect the conversion to Class B shares of up to 15,000,000 Class C shares out of the 45,932,738 shares held in the Trust, which had been released from the injunction. Subsequently, the Trustor informed the Company that unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Trust.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 - Shareholders’ equity (continued)

The Company requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed the Company that a judicial resolution in favor of the total conversion had not been granted. The Company has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could affect the price of the Class B shares. In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. As of the date of these financial statements, these elections have not yet been called.

(d) “Rueda Reducida” trading

As a result of the default situation described in Note 8, the BCBA decided to transfer the trading of the Company’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions. In addition, since the Company’s accumulated losses have absorbed its reserves and at least 50% of the Company’s share capital, the BCBA has also decided to transfer the trading of the Company’s common stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since the Company reported significant losses for the year ended December 31, 2004, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualifies for mandatory reduction of capital. This situation was maintained as of June 30, 2005.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004. In May 2005, the government has formally issued an extension until December 10, 2005.

The Board of Directors will inform the shareholders to take actions as appropriate to remediate the situation described above.

10. Income tax

Income tax (expense) benefit for the six-month periods ended June 30, 2005 and 2004 consists of the following:

	Six-month periods ended June 30,
	2005	2004
Current tax expense	$(14)	$(4)
Deferred tax benefit (expense)	11	(4)

Income tax expense	$(3)	$(8)

The Company accounts for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of June 30, 2005	As of December 31, 2004
Tax loss carryforwards	$1,295	$1,573
Foreign exchange gains and losses	120	161
Allowance for doubtful accounts	75	78
Provision for contingencies	103	82
Other deferred tax assets, net	207	241
Fixed assets	(229)	(293)
Inflation adjustments (i)	(1,027)	(1,152)

Subtotal deferred tax assets	$544	$690
- Valuation allowance	(538)	(695)

Net deferred tax assets (liabilities)	$6	$(5)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

Income tax (expense) benefit for the six-month periods ended June 30, 2005 and 2004 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Six-month periods ended June 30,
	2005	2004
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(162)	$77
Non taxable items	12	2
Tax payable (Note 12 c)	(10)	—
Change in valuation allowance	157	(87)

Income tax expense	$(3)	$(8)

As of June 30, 2005, the Company has accumulated operating tax loss carryforwards of approximately $1,295. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Telecom Argentina	Publicom	Personal	Total consolidated
2007	1,117	—	141	1,258
2008	—	2	—	2
2009	34	1	—	35

Total	1,151	3	141	1,295

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Company and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that, as of June 30, 2005, a valuation allowance has been provided for Telecom Argentina and Personal’s related net deferred tax assets. The Company will continue to monitor the need for a change in the valuation allowance that has been provided.

(a) Impact of inflation adjustments on fixed assets

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

In one approach, the FACPCE, in line with IFRS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets and liabilities reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company has treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

In a second approach, the CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be permanent differences rather than being considered temporary.

In order to comply with applicable rules and regulations, in May 2003, the Company consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

In July 2004, the FACPCE and the CPCECABA have worked on a proposal for the modification of Argentine GAAP that would propose the two alternative approaches for the accounting treatment of the mentioned differences.

11. Modification of the terms of issuance of “Argentina 2004” Bonds

In May 2001, the Argentine Government enacted Decree No. 424/01 obligating companies to purchase certain treasury bonds (Argentina 2004 Bonds or Patriotic Bonds). Accordingly, Telecom Argentina purchased approximately US$ 30 million of such bonds. Telecom Argentina intended to hold the securities to maturity in May 2004. Pursuant to the terms of issuance, these securities could be exchanged for tax certificates (“CEOI”) to settle federal tax obligations. A subsequent decree suspended this possibility and introduced certain significant changes to the regime. These changes included but were not limited to the establishment of monthly limits to the settlement of tax liabilities through the use of CEOI. In April 2004, the Argentine Government terminated the regime and conditioned its continuance upon the restructuring of the country’s sovereign debt.

Telecom Argentina filed administrative claims seeking nullification of the decrees, which claims were rejected by the government.

As of June 30, 2005, Telecom Argentina has Argentina 2004 bonds outstanding for an aggregate amount of $79 (US$ 27 million) which could have been exchanged for CEOI. Based on the facts and circumstances described above, management recognized an other-than-temporary impairment loss of $56 to carry the securities at fair value.

Management together with legal counsel evaluated alternative courses of action and finally resolved to participate in the sovereign debt exchange proposed by the Argentine Government. In June 2005, Telecom Argentina exchanged Argentina 2004 bonds for new peso and dollar denominated Discount Bonds.

12. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments aggregating approximately $195 as of June 30, 2005, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the Department of Communications of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

-	Creating alternative mechanisms for financing;

-	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

-	Developing and consolidating the 2003 Telecommunications Fund; and

-	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector, and harmonizing their interests with those of the State.

In November 2003, the Company contributed $1.5 at the inception of the Fund. The Company also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Company completed its financial restructuring successfully. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers - for an estimated amount of $10 - which would facilitate their access to financing.

(c) Contingencies

The Company is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Company has established reserves for an aggregate amount of $292 to cover potential losses under these claims.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Commitments and contingencies (continued)

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of June 30, 2005, labor lawsuits in this connection amounted to $17.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005 Telecom Argentina was notified of the National Fiscal Court unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. Accordingly, in July 2005, Telecom Argentina paid $9.4 million as principal and $24.8 million as interest.

Under Argentine GAAP, the above referenced payment does not meet the criteria to be recognized as a tax credit. Thus, as of June 30, 2005, Telecom Argentina has recorded a tax liability amounting to $34.2 million against a charge to income taxes of $9.4 million and financial results, net (interest generated by liabilities) of $24.8 million in the statement of income.

Telecom Argentina has a contingent receivable against the National Government amounting to $34.2 million which Telecom Argentina estimates it would be recovered through government bonds in the event judicial appeals are sustained in its favor.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar´s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, as of June 30, 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 million against income taxes in the statement of income.

Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments. As of the date of these financial statements, Telecom Argentina appealed the first sentence issued by the National Fiscal Court and plans to appeal the second judgment in the short term.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina´s results of operations and financial condition.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Commitments and contingencies (continued)

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal courts alleging the unconstitutionality of certain resolutions issued by the Department of Communications. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

Certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2005, these restricted funds totaled $8. The Company has reclassified these balances to other receivables on the Company’s balance sheet.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through seven legal entities which represent seven operating segments. These operating segments have been aggregated into reportable segments following the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

The companies aggregated to create the reportable segments are as follows:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas

Wireless	Personal
Nucleo
Cable Insignia

Directories publishing	Publicom

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the six-month periods ended June 30, 2005 and 2004, more than 90 percent of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the six-month period ended June 30, 2005

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Handsets	—	132	—	132
Services	1,391	1,055	7	2,453

Net sales	1,391	1,187	7	2,585
Salaries and social security	(272)	(51)	(6)	(329)
Turnover tax	(47)	(52)	—	(99)
Maintenance, materials and supplies	(96)	(38)	(2)	(136)
Bad debt expense	(5)	(11)	1	(15)
Interconnection costs	(70)	—	—	(70)
Cost of international outbound calls	(48)	—	—	(48)
Lease of circuits	(14)	(2)	—	(16)
Fees for services	(38)	(28)	—	(66)
Advertising	(17)	(40)	(1)	(58)
Cost of cellular handsets	—	(234)	—	(234)
Commissions	(28)	(151)	—	(179)
Others	(93)	(268)	(2)	(363)

Operating income (loss) before depreciation and amortization	663	312	(3)	972
Depreciation of fixed assets	(544)	(181)	(1)	(726)
Amortization of intangible assets	(4)	(19)	—	(23)

Operating income (loss)	115	112	(4)	223
Equity gain from related companies	7	—	—	7
Financial results, net	332	(34)	1	299
Other expenses, net	(36)	(13)	(1)	(50)
Results on debt restructuring	(15)	—	—	(15)

Net income (loss) before income tax and minority interest	403	65	(4)	464
Income tax	(10)	6	1	(3)
Minority interest	—	(3)	—	(3)

Net income (loss)	393	68	(3)	458

❑ Balance sheet information

Fixed assets, net	4,920	1,481	—	6,401
Intangible assets, net	79	667	3	749
Capital expenditures excluding materials	89	80	—	169
Acquisition of intangible assets	—	—	—	—
Depreciation of fixed assets	(544)	(185)	(1)	(730)
Amortization of intangible assets	(5)	(21)	—	(26)
Net financial debt	(4,814)	(1,103)	1	(5,916)

❑ Cash flow information

Cash flows provided by operating activities	522	251	—	773

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(134)	(170)	—	(304)
Decrease in investments not considered as cash and cash equivalents	667	2	—	669

Total cash flows provided by (used in) investing activities	533	(168)	—	365

Cash flows from financing activities:
Debt proceeds	—	14	—	14
Payment of debt	—	(70)	—	(70)
Payment of interest and debt-related expenses	—	(44)	—	(44)

Total cash flows used in financing activities	—	(100)	—	(100)

Increase (decrease) in cash and cash equivalents	1,055	(17)	—	1,038
Cash and cash equivalents at the beginning of year	2,850	89	1	2,940

Cash and cash equivalents at period end	3,905	72	1	3,978

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the six-month period ended June 30, 2004

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Handsets	—	47	—	47
Services	1,311	706	6	2,023

Net sales	1,311	753	6	2,070
Salaries and social security	(240)	(41)	(5)	(286)
Turnover tax	(41)	(33)	—	(74)
Maintenance, materials and supplies	(78)	(17)	(2)	(97)
Bad debt expense	6	(7)	(1)	(2)
Interconnection costs	(66)	—	—	(66)
Cost of international outbound calls	(39)	—	—	(39)
Lease of circuits	(16)	(1)	—	(17)
Fees for services	(38)	(8)	(1)	(47)
Advertising	(11)	(28)	—	(39)
Cost of cellular handsets	—	(75)	—	(75)
Commissions	(27)	(77)	—	(104)
Others	(81)	(159)	(1)	(241)

Operating income (loss) before depreciation and amortization	680	307	(4)	983
Depreciation of fixed assets	(643)	(154)	(1)	(798)
Amortization of intangible assets	(31)	(22)	—	(53)

Operating income (loss)	6	131	(5)	132
Financial results, net	(219)	(80)	1	(298)
Other expenses, net	(38)	(16)	(1)	(55)

Net income (loss) before income tax and minority interest	(251)	35	(5)	(221)
Income tax	—	(9)	1	(8)
Minority interest	—	(1)	—	(1)

Net income (loss)	(251)	25	(4)	(230)

❑ Balance sheet information

Fixed assets, net	5,833	1,506	2	7,341
Intangible assets, net	78	710	4	792
Capital expenditures excluding materials	29	88	—	117
Acquisition of intangible assets	—	—	—	—
Depreciation of fixed assets	(643)	(163)	(1)	(807)
Amortization of intangible assets	(32)	(30)	—	(62)
Net financial debt	(5,784)	(1,379)	2	(7,161)

❑ Cash flow information

Cash flows provided by operating activities	731	208	—	939

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(66)	(124)	—	(190)
Decrease in investments not considered as cash and cash equivalents	73	56	—	129

Total cash flows provided by (used in) investing activities	7	(68)	—	(61)

Cash flows from financing activities:
Payment of interest and debt-related expenses	—	(9)	—	(9)

Total cash flows used in financing activities	—	(9)	—	(9)

Increase in cash and cash equivalents	738	131	—	869
Cash and cash equivalents at the beginning of year	1,786	428	2	2,216

Cash and cash equivalents at period end	2,524	559	2	3,085

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net (loss) income
Year 2005:
March 31,	1,237	508	142	175	279
June 30,	1,348	464	81	124	179

	2,585	972	223	299	458

Year 2004:
March 31,	1,017	494	65	95	124
June 30,	1,053	489	67	(393)	(354)
September 30,	1,141	499	76	(324)	(261)
December 31,	1,283	564	192	(550)	(175)

	4,494	2,046	400	(1,172)	(666)

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of June 30, 2005	As of December 31, 2004
ASSETS
Current Assets
Cash and banks	$28	$24
Investments	3,921	3,554
Accounts receivable, net	317	327
Other receivables, net	41	59

Total current assets	4,307	3,964

Non-Current Assets
Other receivables, net	155	143
Investments	1,016	1,068
Fixed assets, net	4,917	5,385
Intangible assets, net	79	84

Total non-current assets	6,167	6,680

TOTAL ASSETS	$10,474	$10,644

LIABILITIES
Current Liabilities
Accounts payable	$289	$315
Debt	8,764	9,418
Salaries and social security payable	70	69
Taxes payable	96	61
Other liabilities	28	21
Contingencies	27	11

Total current liabilities	9,274	9,895

Non-Current Liabilities
Accounts payable	4	7
Salaries and social security payable	28	33
Other liabilities	58	64
Contingencies	150	143

Total non-current liabilities	240	247

TOTAL LIABILITIES	$9,514	$10,142

SHAREHOLDERS’ EQUITY	$960	$502

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,474	$10,644

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Unconsolidated information (continued)

Statements of income:

	Six-month periods ended June 30,
	2005	2004
Net sales	$1,499	$1,378
Cost of services	(932)	(949)

Gross profit	567	429
General and administrative expenses	(82)	(71)
Selling expenses	(262)	(284)

Operating income	223	74
Equity loss from related companies	(42)	(50)
Financial results, net	336	(218)
Other expenses, net	(34)	(36)
Results on debt restructuring	(15)	—

Net income (loss) before income tax	468	(230)
Income tax expense, net	(10)	—

Net income (loss)	$458	$(230)

Condensed statements of cash flows:

	Six-month periods ended June 30,
	2005	2004
Cash flows provided by operating activities	$524	$731
Cash flows from investing activities
Acquisition of fixed and intangible assets	(134)	(66)
Decrease in investments not considered as cash and cash equivalents	672	73

Total cash flows provided by investing activities	538	7

Increase in cash and cash equivalents	1,062	738
Cash and cash equivalents at the beginning of year	2,853	1,785

Cash and cash equivalents at period end	$3,915	$2,523

16. Valuation differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. Under the reporting requirements of the SEC and under Argentine GAAP, the Company is not required to prepare a US GAAP reconciliation on a quarterly basis. However, the Company has elected to present cumulative US GAAP information as it is considered useful for prospective investors. These consolidated financial statements include solely a reconciliation of shareholders’ equity and net income (loss) to US GAAP. This reconciliation does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

Differences in measurement methods

Inflation accounting

As indicated in Note 3.c., in March 2003, the Argentine government issued a decree prohibiting companies from restating financial statements for the effects of inflation and instructing the CNV to issue applicable regulations to ensure that no price-level restated financial statements are accepted. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation required by the CNV, because, as permitted by the SEC, the application of this resolution represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than is historical cost-based financial reporting for both Argentine and US accounting purposes.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Six-month periods ended June 30,
	2005	2004
Reconciliation of net income (loss):
Total net income (loss) under Argentine GAAP	$458	$(230)
US GAAP adjustments:
Foreign currency translation (a)	(11)	(1)
Capitalization of foreign currency exchange differences (b.2)	56	59
2004 Debt Restructurings (c)	21	—
Personal Pre-APE Debt Restructurings (d)	—	20
Other adjustments (e)	3	(3)
Tax effects on US GAAP adjustments (f)	(29)	(28)
Deferred income tax and tax on minimum presumed income (g)	20	10
Minority interest (h)	3	—

Net income (loss) under US GAAP	$521	$(173)

	As of June 30, 2005	As of December 31, 2004

Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$960	$502
US GAAP adjustments:
Foreign currency translation (a)	33	47
Capitalization of foreign currency exchange differences (b.1)	(813)	(813)
Capitalization of foreign currency exchange differences (b.2)	426	370
2004 Debt Restructurings (c)	(214)	(235)
Other adjustments (e)	3	1
Tax effects on US GAAP adjustments (f)	210	239
Deferred income tax and tax on minimum presumed income (g)	(404)	(424)
Minority interest (h)	(9)	(13)

Shareholders’ (deficit) equity under US GAAP	$192	$(326)

	As of June 30, 2005	As of June 30, 2004
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity (deficit) as of the beginning of the year	$(326)	$456
Other comprehensive loss	(3)	(1)
Net income (loss) under US GAAP	521	(173)

Shareholders’ equity as of the end of the period	$192	$282

a) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

Under US GAAP, financial statements of foreign subsidiaries have been translated into Argentine pesos following the guidelines established in SFAS No. 52, “Foreign Currency Translation” (“SFAS 52”). Under SFAS 52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each period, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been re-measured to the functional currency, the current rate method of translation has been used to translate them to the reporting currency, the Argentine Peso for the Company. This method involves the translation of assets and liabilities at the exchange rate in effect at the end of each period. Average exchange rates have been applied for the translation of the accounts that make up the results of the periods. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) on or after January 6, 2002 through July 29, 2003, related to foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established were fulfilled. Under US GAAP, foreign currency exchange differences cannot be capitalized, and are expensed as incurred.

b.2) This adjustment represents the effect on accumulated depreciation of the adjustment described in b.1 above.

c) 2004 Debt Restructurings

As discussed in Note 8.2., Personal completed the restructuring of its outstanding indebtedness in November 2004 following an out-of-court restructuring agreement. Also, in November 2004, Personal’s subsidiary, Nucleo, completed the restructuring of its outstanding debt. Personal and Nucleo are collectively hereinafter referred to as the “entities” and the restructuring of the entities´ outstanding indebtedness are collectively referred hereinafter as to the “2004 Debt Restructurings”. The 2004 Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

As mentioned above, in the fourth quarter of the year ended December 31, 2004 the entities recorded a gain of $12 related to the loans which were fully settled. Additionally, a gain of $243 related to the partial settlement and refinancing of debt and associated expenses amounting to $25 were also recorded. Under Argentine GAAP, the new debt were present valued and accordingly, the entities recorded a loss on accretion of $10 for the six month period ended June 30, 2005.

US GAAP requires an analysis to be performed under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and EITF 02-04, “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the 2004 Debt Restructurings constituted troubled debt restructurings. The entities concluded that the 2004 Debt Restructurings were in fact troubled debt restructurings as the entities were in financial difficulties and creditors had granted a concession to them, under the definitions of such conditions in the EITF 02-04 guidance. The concessions resulted primarily from the discount on principal and accrued interest, extension of maturity and forgiveness of penalty interest. Accordingly, under US GAAP, the 2004 Debt Restructurings were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in accounting treatment between Argentine GAAP and US GAAP. The gain was measured by the excess of the carrying amount of the payables over the cash surrendered.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, SFAS 15 requires an assessment of the total future cash payments specified by the new terms of the debt, including, principal, interest and contingent payments. No gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

SFAS 15 also requires that the restructuring of each payable, including those negotiated and restructured jointly, to be accounted for individually. Accordingly, on a payable-by-payable basis, as the carrying value of these loans does not exceed the total future cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the 2004 Debt Restructurings. The carrying value of the loans will be reduced as payments are made. Interest expense was computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

In summary, the US GAAP reconciling item reflects the (a) reversal of the loss on accretion of new debt instruments, (b) reversal of gain on restructuring recognized under Argentine GAAP for those outstanding loans restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, (c) reversal of the interest expense computed under Argentine GAAP and (d) the computation of the interest expense under US GAAP as described above.

The US GAAP reconciling item for the 2004 Debt Restructurings is comprised as follows:

Included in the reconciliation of net income (loss):

Six-month period ended June 30, 2005
Reversal of loss on accretion of new debt instruments recognized under Argentine GAAP (a)	$10
Reversal of interest expense computed under Argentine GAAP (c)	56
Computation of interest expense under US GAAP (d)	(45)

Total US GAAP reconciling item for 2004 Debt Restructurings	$21

Included in the reconciliation of shareholders’ equity:

	As of June 30, 2005	As of December 31, 2004
Reversal of loss on accretion of new debt instruments (a)	$11	$1
Reversal of gain on restructuring recognized under Argentine GAAP (b)	(239)	(239)
Reversal of interest expense computed under Argentine GAAP (c)	68	12
Computation of interest expense under US GAAP (d)	(54)	(9)

Total US GAAP reconciling item for 2004 Debt Restructurings	$(214)	$(235)

d) Personal Pre-APE Debt Restructurings

In December 2002, Personal restructured a portion of its outstanding indebtedness as of that date. Under Argentine GAAP, Personal recognized a gain to carry the restructured debt to its present value. Under US GAAP, Personal assessed the transaction under SFAS No. 15 and EITF 02-04 and treated the restructuring as a troubled debt restructuring. As the carrying value of the old debt did not exceed the total future cash payments specified by the new debt, no gain was recognized under US GAAP.

During the six months ended June 30, 2004, Personal received notices of acceleration for the outstanding restructured debt, and accordingly, Personal recorded a loss of $20 under Argentine GAAP to carry the debt at fair value. Since no gain had been originally recorded under US GAAP and the old debt had not been derecognized, the US GAAP adjustment reflects the reversal of the loss recorded under Argentine GAAP.

e) Other adjustments

The Company has aggregated under this caption certain reconciling items which management believes are not significant to the Company’s financial position and results of operations. The US GAAP reconciling items included under “other adjustments” were as follows for all periods presented:

Included in the reconciliation of net income (loss):

	Six-month periods ended June 30,
	2005	2004
Inventories	$1	$—
Present-value accounting	1	(3)
Accounting for investments in debt securities	1	—

Total other adjustments (e)	$3	$(3)

Included in the reconciliation of shareholders’ equity:

	As of June 30, 2005	As of December 31, 2004
Inventories	$1	$—
Present-value accounting	2	1

Total other adjustments (e)	$3	$1

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

- Inventories

Under Argentine GAAP, inventories are stated at the lower of replacement cost or net realizable value. Under US GAAP, inventories are stated at the lower of cost or market.

- Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

- Accounting for investments in debt securities

Under Argentine GAAP, certain investments (discount bonds) were recorded at fair value with unrealized losses of $1 recognized in the statement of income. Under US GAAP, these investments are classified as available-for-sale. Accordingly, unrealized losses are excluded from earnings and reported as a separate component of shareholders equity.

f) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

g) Deferred income tax and tax on minimum presumed income

Income tax

Under both Argentine GAAP and US GAAP, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Under Argentine GAAP, however, the realization test is performed on a net deferred tax asset basis, considering the existence of sufficient taxable income within the carryforward period and future reversals of existing temporary differences.

Under US GAAP, SFAS 109 requires a valuation allowance to be established for deferred tax assets when it is more likely than not (a probability level of more than 50%) that they will not be realized. In addition, under SFAS No. 109, tax loss carryforwards are treated just like deductible temporary differences. An asset is automatically recorded for a loss carryforward, and the asset is reduced by a valuation allowance if it is more likely than not that the benefit will be lost.

As the going concern uncertainty for Telecom Argentina constitutes significant negative evidence, under Argentine GAAP, a valuation allowance was established for all net deferred income tax assets related to Telecom Argentina. Under US GAAP, an additional valuation allowance was established for the tax effects on US GAAP adjustments as described in f) above and the portion of the deferred income tax assets to be lost.

As discussed above, based on the guidance set forth in Argentine GAAP, Personal performed a realization test based on a net deferred tax asset basis. Since there is sufficient uncertainty regarding the realizability of the net deferred tax asset, a full valuation allowance has been recorded. Under US GAAP, Personal has recorded a valuation allowance against the tax loss carryforwards and a portion of the other deferred tax assets since it considered more likely than not that they will not be realized.

Tax on minimum presumed income

As discussed in Note 4.n., the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, management considered that the tax credit related to minimum presumed income will be realized based on current projections and legal expiration term. The credit is classified as a non-current receivable in the consolidated balance sheet.

Under US GAAP, the Company applied the guidance established in SFAS No. 109 to assess whether a valuation allowance for this deferred tax credit is required. As discussed above, the going concern uncertainty for Telecom Argentina constitutes significant negative evidence and accordingly a full valuation allowance was provided under US GAAP for this deferred tax credit related to Telecom Argentina.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

h) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

i) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No 25 “Accounting for Stock Issued to Employees - Accounting Interpretations of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date. This discount arises because the eligible employees were only required to pay cash for the shares in an amount equivalent to the cash portion of the proceeds received by the Argentine Government from Nortel. The purchase price formula was originally established during the privatization.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity or cash flows determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

j) Indefinite-life intangibles impairment testing

As indicated in Note 4.k., the Company identified the PCS license as an indefinite life intangible. Under Argentine GAAP, indefinite life intangibles are not amortized but tested annually for impairment. The carrying value of these intangibles is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such assets are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The Company concluded that an impairment loss was not necessary.

Under US GAAP, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002. The Company determined that its license met the definition of indefinite-lived intangible assets under SFAS 142. Under SFAS No. 142, indefinite-life intangibles are not amortized but subject to annual impairment testing or more frequent testing if an event occurs or circumstances change that would more likely than not reduce the fair value of the intangible asset below its carrying value. The Company has assessed the impairment of its PCS license under SFAS No. 142 in fiscal years 2004 and 2003. The impairment testing involves determining the fair market value of its PCS license and comparing the value with its carrying value. Based on this assessment, there was no impairment identified at December 31, 2004 and 2003.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

k) Recently issued accounting pronouncements

On November 7, 2003, the FASB issued the final FASB Staff Position (“FSP”) FAS 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests under FASB Statement No. 150 (“FAS 150”), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The final FSP affects how public and nonpublic entities classify, measure, and disclose certain mandatorily redeemable non-controlling interests associated with finite-lived subsidiaries and mandatorily redeemable financial instruments and requires entities that have already adopted FAS 150 to rescind the adoption of certain provisions of FAS 150 and to permit them to present the adoption of the FSP either by restating previously issued financial statements or as a cumulative effect in the period of adoption. The Company has analyzed its financial instruments in light of FAS 150 and has determined that this statement is not applicable to its financial position and that the adoption of this statement has no impact on its consolidated statements. The classification and measurement provisions of SFAS 150 for certain mandatorily redeemable non-controlling interests with finite lived subsidiaries are deferred for an indefinite period. The Company will continue to evaluate the impact of SFAS 150, if any, and any further clarifications that may result from SFAS 150.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” - An Amendment of APB Opinion No. 29. APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“FAS 154”). FAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. FAS 154 requires retrospective application to prior periods financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. The Company is currently analyzing the impact that the adoption of FAS 154 will have on the consolidated financial position, results of operations or cash flows.

17. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Securities and equity investments

d. Current investments

e. Allowances and provisions

f. Cost of services

g. Foreign currency assets and liabilities

h. Expenses

i. Aging of assets and liabilities

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	118	—	—	—	—	118
Building	1,654	—	—	4	—	1,658
Transmission equipment	5,241	1	2	(5)	(2)	5,237
Switching equipment	3,922	1	1	53	—	3,977
Power equipment	534	—	1	3	—	538
External wiring	5,951	—	—	18	—	5,969
Telephony equipment and instruments	883	—	1	3	—	887
Cellular handsets given to customers at no cost	342	2	2	—	—	346
Vehicles	114	5	—	—	(1)	118
Furniture	108	1	—	—	—	109
Installations	446	—	—	2	—	448
Improvements in third parties buildings	102	—	—	2	—	104
Computer equipment	2,582	7	1	20	(5)	2,605
Work in progress	147	(*) 152	—	(100)	—	199

Fixed assets excluding materials	22,144	169	8	—	(8)	22,313
Materials	96	(**) 86	—	—	(25)	157

Total as of June 30, 2005	22,240	255	8	—	(33)	22,470

Total as of June 30, 2004	21,818	158	19	—	(35)	21,960

(*)	Includes $43 transferred from materials.
(**)	Net of $43 transferred to fixed assets.

	Depreciation
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Decreases and transfers	Accumulated as of the end of the period	Net carrying value as of June 30, 2005	Net carrying value as of December 31, 2004
Land	—	—	—	—	—	118	118
Building	(745)	4 - 9	(35)	—	(780)	878	909
Transmission equipment	(3,600)	10 - 14	(220)	2	(3,818)	1,419	1,641
Switching equipment	(2,994)	10 - 14	(149)	(1)	(3,144)	833	928
Power equipment	(365)	10	(22)	—	(387)	151	169
External wiring	(3,880)	6	(152)	—	(4,032)	1,937	2,071
Telephony equipment and instruments	(744)	10 - 18	(25)	—	(769)	118	139
Cellular handsets given to customers at no cost	(337)	100	(5)	—	(342)	4	5
Vehicles	(98)	20	(3)	1	(100)	18	16
Furniture	(84)	10	(3)	—	(87)	22	24
Installations	(330)	10 - 25	(14)	—	(344)	104	116
Improvements in third parties buildings	(74)	2	(2)	—	(76)	28	28
Computer equipment	(2,094)	19 - 33	(100)	4	(2,190)	415	488
Work in progress	—	—	—	—	—	199	147

Fixed assets excluding materials	(15,345)		(730)	6	(16,069)	6,244	6,799
Materials	—		—	—	—	157	96

Total as of June 30, 2005	(15,345)		(a) (730)	6	(16,069)	(b) 6,401	(b) 6,895

Total as of June 30, 2004	(13,817)		(c) (807)	5	(14,619)	(b) 7,341

(a)	Includes $(56) corresponding to the depreciation of capitalized foreign currency exchange differences and $(4) corresponding to foreign currency translation adjustments.
(b)	Includes $6 in June 2005, $6 in December 2004 and $4 in June 2004, corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(c)	Includes $(59) corresponding to the depreciation of capitalized foreign currency exchange differences and $(9) corresponding to foreign currency translation adjustments.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the period
Software obtained or developed for internal use	431	—	—	431
Debt issue costs	81	—	—	81
PCS license	662	—	—	662
Band B license (Paraguay)	123	—	2	125
Rights of use	69	—	—	69
Exclusivity agreements	98	—	—	98
Trademarks	8	—	—	8

Total as of June 30, 2005	1,472	—	2	1,474

Total as of June 30, 2004	1,440	—	9	1,449

	Amortization
Principal account	Accumulated as of the beginning of the year	Amount	Accumulated as of the end of the period	Net carrying value as of June 30, 2005	Net carrying value as of December 31, 2004
Software obtained or developed for internal use	(373)	(12)	(385)	46	58
Debt issue costs	(78)	(1)	(79)	2	3
PCS license	(71)	—	(71)	591	591
Band B license (Paraguay)	(89)	(9)	(98)	27	34
Rights of use	(23)	(2)	(25)	44	46
Exclusivity agreements	(60)	(2)	(62)	36	38
Trademarks	(5)	—	(5)	3	3

Total as of June 30, 2005	(699)	(a) (26)	(725)	749	773

Total as of June 30, 2004	(595)	(b) (62)	(657)	792

a)	An amount of $(18) is included in cost of services, $(1) in general and administrative expenses, $(4) in selling expenses and $(1) in financial results, net. Also includes $(2) corresponding to foreign currency translation adjustments.
b)	An amount of $(21) is included in cost of services, $(2) in general and administrative expenses, $(30) in selling expenses and $(3) in financial results, net. Also includes $(6) corresponding to foreign currency translation adjustments.

(c) Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value/ Market value		Number of securities/ shares	Net realizable value as of June 30, 2005	Cost value as of June 30, 2005	Book value as of June 30, 2005	Book value as of December 31, 2004
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond			$1	8,399,999	11	9	11	10
Discount US$ Bond (Note 11)		US$	1	3,894,131	10	11	10	—
Discount Peso Bond (Note 11)			$1	11,358,852	12	11	12	—
Argentina 2004 Bond (Note 11)		US$	1		—	—	—	79
Other bonds		Euro	1		—	—	—	218

Total government bonds					33	31	33	307

Mutual funds
ROBLE$			$1.06	13,028,735	14	14	14	—
SUPERAHORRO$			$0.23	13,467,873	3	3	3	—
Other			$1		—	—	—	41

Total mutual funds					17	17	17	41

Equity investments
Intelsat Ltd.					—	—	—	8

Total equity investments					—	—	—	8

Total current investments					50	48	50	356

NON- CURRENT INVESTMENTS
Equity investments
Nahuelsat (i)	Ordinary		$1,000	5,750		13	—	—

Total equity investments						13	—	—

Total non-current investments						13	—	—

(i)	The Company has not received any dividends during the periods presented.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17. Other financial statement information (continued)

(d) Current investments

	Cost as of June 30, 2005	Book value as of
		June 30, 2005	December 31, 2004
CURRENT INVESTMENTS
Time deposits
In foreign currency	$3,829	$3,829	$3,026
In Argentine pesos	96	96	304

Total current investments	$3,925	$3,925	$3,330

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of June 30, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104	15	—	(12)	107
Allowance for obsolescence	3	—	—	(2)	1
Impairment loss on the Argentina 2004 bond (Note 11)	56	—	—	(56)	—

Total deducted from current assets	163	(a) 15	—	(70)	108

Deducted from non-current assets
Valuation allowance of net deferred tax assets	695	—	—	(157)	538
Allowance for doubtful accounts	4	1	—	—	5

Total deducted from non-current assets	699	(b) 1	—	(157)	543

Total deducted from assets as of June 30, 2004	564	(c) 149	—	(5)	708

Included under current liabilities
Provision for commissions	14	24	—	(12)	26
Provision for contingencies	16	—	19	(3)	32

Total included under current liabilities	30	(a) 24	19	(15)	58

Included under non-current liabilities
Provision for contingencies	214	39	(19)	—	234

Total included under non-current liabilities	214	(b) 39	(19)	—	234

Total included under liabilities as of June 30, 2004	225	(d) 34	—	(6)	253

(a)	Included in selling expenses.
(b)	Included in other expenses, net.
(c)	Includes $2 in selling expenses, $58 in financial results, net, $87 in income tax expenses and $2 in other expenses, net.
(d)	Includes $10 in selling expenses and $24 in other expenses, net.

(f) Cost of services

	Six-month periods ended June 30,
	2005	2004
Inventory balance at the beginning of the year	$82	$16
Plus:
Purchases	275	119
Holding results on inventories	(10)	(2)
Cellular handsets given to customers at no cost (a)	(2)	(1)
Replacements	(1)	(7)
Cost of services (Note 17.h)	1,465	1,308
Less:
Inventory balance at the end of the period	(110)	(50)

COST OF SERVICES	$1,699	$1,383

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Six-month periods ended June 30,
	2005	2004
Handsets
Net sales	$132	$47
Cost of sales	(234)	(75)

Gross loss from handsets	$(102)	$(28)

Services
Net sales	$2,453	$2,023
Cost of sales	(1,465)	(1,308)

Gross profit from services	$988	$715

TOTAL GROSS PROFIT	$886	$687

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of June 30, 2005				As of December 31, 2004
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	7	2.88700	$19	$12
	G	4,215	0.0004744	2	1
Investments
Time deposits	US$	599	2.88700	1,730	1,507
	EURO	585	3.48840	2,041	1,515
		¥2,230	0.02605	58	—
	G	—	—	—	4
Government bonds	EURO	—	—	—	218
	US$	4	2.88700	10	79
Impairment loss on the Argentina 2004 bond	US$	—	—	—	(56)
Accounts receivable
	US$	11	2.88700	33	48
	EURO	1	3.48840	3	—
	G	51,655	0.0004744	25	41
Related parties	US$	1	2.88700	4	—
Other receivables
Tax credits	G	2,108	0.0004744	1	3
Prepaid expenses	US$	1	2.88700	3	2
	G	6,379	0.0004744	3	—
Others	US$	—	—	—	11
	G	2,108	0.0004744	1	1
Non-current assets
Other receivables
Others	US$	2	2.88700	5	9

Total assets				$3,938	$3,395

Current liabilities
Accounts payable
Suppliers	US$	41	2.88700	$119	$170
	G	12,648	0.0004744	6	6
	SDR	—	—	—	5
	EURO	2	3.48840	6	5
Advances from customers	G	6,324	0.0004744	3	2
Related parties	US$	2	2.88700	4	14
	EURO	2	3.48840	6	—
Debt
Notes - Principal	US$	216	2.88700	625	644
	EURO	1,160	3.48840	4,046	4,709
Banks loans and others - Principal	US$	342	2.88700	987	1,026
		¥2,750	0.02605	72	80
Fixed assets financing - Principal	US$	328	2.88700	948	978
	EURO	39	3.48840	135	157
		¥11,652	0.02605	304	340
Accrued interest	US$	157	2.88700	454	369
	EURO	253	3.48840	883	851
		¥1,075	0.02605	28	26
Penalty interest	US$	41	2.88700	118	92
	EURO	25	3.48840	86	71
		¥341	0.02605	9	7
Salaries and social security payable
Vacation, bonuses and social security payable	G	2,088	0.0004744	1	—
Taxes payable
Income tax	G	8,643	0.0004744	4	1
Other liabilities
Other	US$	1	2.88700	2	1
Non-current liabilities
Accounts payable
Suppliers	US$	1	2.88700	4	7
Debt
Banks loans and others - Principal	US$	401	2.88700	1,158	1,260
Gain on discounting of debt	US$	(11)	2.88700	(31)	(41)
Taxes payable
Deferred tax liabilities	G	4,216	0.0004744	2	6
Other liabilities
Deferred revenue on sale of capacity	US$	10	2.88700	28	31

Total liabilities				$10,007	$10,817

(i)	US$ = United States dollars; SDR = Special drawing rights; G= Guaraníes; ¥ = Japanese Yen.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17. Other financial statement information (continued)

(h) Expenses

	Expenses			Six-month period ended June 30, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$153	$62	$114	$329
Depreciation of fixed assets	633	23	70	726
Amortization of intangible assets	18	1	4	23
Taxes	62	5	13	80
Turnover tax	99	—	—	99
Maintenance, materials and supplies	103	8	25	136
Transportation and freight	5	3	13	21
Insurance	4	2	1	7
Energy, water and others	20	5	6	31
Bad debt expense	—	—	15	15
Interconnection costs	70	—	—	70
Cost of international outbound calls	48	—	—	48
Lease of circuits	16	—	—	16
Rental expense	22	2	5	29
Fees for services	24	23	19	66
Advertising	—	—	58	58
Commissions	—	12	167	179
Roaming	58	—	—	58
Charges for termination of calls coming from other cellular operators	113	—	—	113
Others	17	2	5	24

Total	$1,465	$148	$515	$2,128

	Expenses			Six-month period ended June 30, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$140	$54	$92	$286
Depreciation of fixed assets	682	20	96	798
Amortization of intangible assets	21	2	30	53
Taxes	52	4	11	67
Turnover tax	74	—	—	74
Maintenance, materials and supplies	72	3	22	97
Transportation and freight	4	2	10	16
Insurance	9	2	2	13
Energy, water and others	14	3	4	21
Bad debt expense	—	—	2	2
Interconnection costs	66	—	—	66
Cost of international outbound calls	39	—	—	39
Lease of circuits	17	—	—	17
Rental expense	18	2	5	25
Fees for services	10	25	12	47
Advertising	—	—	39	39
Commissions	—	6	98	104
Roaming	28	—	—	28
Charges for termination of calls coming from other cellular operators	53	—	—	53
Others	9	2	7	18

Total	$1,308	$125	$430	$1,863

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	138		—	—	6,097		—	—	—

Not due
Payable on demand	—	—		—	—	2,667		—	—	—
Third quarter 2005	3,974	451		57	556	—		43	184	22
Fourth quarter 2005	1	9		6	17	22		9	—	3
First quarter 2006	—	1		5	—	—		9	—	1
Second quarter 2006	—	1		17	—	14		18	16	2
Jul. 2006 thru Jun. 2007	—	—		14	4	45		8	—	4
Jul. 2007 thru Jun. 2008	—	—		9	—	140		6	—	4
Jul. 2008 thru Jun. 2009	—	—		2	—	334		5	—	10
Jul. 2009 thru Jun. 2010	—	—		1	—	333		3	—	4
Jul. 2010 thru Jun. 2011	—	—		82	—	221		2	—	4
Jul. 2011 and thereafter	2	—		145	—	85		4	—	39
Not date due established	—	—		—	—	(31)		—	—	—

Total not due	3,977	462		338	577	3,830		107	200	93

Total as of June 30, 2005	3,977	600		338	(a) 577	9,927		107	200	93

Balances with indexation clauses	—	—		—	3	—		—	—	—
Balances bearing interest	3,975	148		—	—	9,714		—	—	—
Balances not bearing interest	2	452		338	574	213		107	200	93

Total	3,977	600		338	577	9,927		107	200	93

Average annual interest rate (%)	2.60	(c	)	—	—	(b	)	—	—	—

(a)	There are payables in kind that amounted to $1.
(b)	See note 8.
(c)	$112 bear 50% over the Banco Nación Argentina notes payable discount rate and $36 bear 9.06%.

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	123		—	—	6,505	—	—	—

Not due
Payable on demand	—	—		—	—	2,913	—	—	—
First quarter 2005	3,630	463		53	509	—	51	134	20
Second quarter 2005	—	23		3	—	9	12	17	2
Third quarter 2005	—	3		3	—	—	8	2	—
Fourth quarter 2005	—	—		19	—	7	8	—	—
Jan. 2006 thru Dec. 2006	—	—		11	1	53	13	1	3
Jan. 2007 thru Dec. 2007	—	—		4	1	78	6	4	5
Jan. 2008 thru Dec. 2008	—	—		2	1	296	5	—	5
Jan. 2009 thru Dec. 2009	—	—		76	1	350	3	—	5
Jan. 2010 thru Dec. 2010	—	—		2	1	337	2	—	4
Jan. 2011 and thereafter	2	—		133	2	146	4	—	49
Not date due established	—	—		—	—	(41)	—	—	—

Total not due	3,632	489		306	516	4,148	112	158	93

Total as of December 31, 2004	3,632	612		306	(a)516	10,653	112	158	93

Balances with indexation clauses	—	20		—	5	—	—	—	—
Balances bearing interest	3,599	128		—	—	10,483	—	—	—
Balances not bearing interest	33	464		306	511	170	112	158	93

Total	3,632	612		306	516	10,653	112	158	93

Average annual interest rate (%)	2.28	(d	)	—	—	—	—	—	—

(d)	$96 bear 50% over the Banco Nación Argentina notes payable discount rate, and $32 bear 9.44%.

Valerio Cavallo Chief Financial Officer	Carlos Felices Chief Executive Officer	Amadeo R. Vázquez President

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Telecom Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telecom Argentina S.A. (“Telecom”) and its consolidated subsidiaries as of June 30, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six month periods ended June 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	As further described in Note 3 (c) to the accompanying consolidated financial statements and as required by the corresponding regulatory agencies, the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. The Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) required restatement for inflation until September 30, 2003. The estimated effects of not having performed the restatement into constant pesos from April 1 through September 30, 2003 has been quantified by the Company and included in such Note.

4.	As indicated in Note 2 (c) to the accompanying consolidated financial statements, the Public Emergency and Exchange System Reform Law provided that in agreements executed by the Federal Government under public law regulations, including those related to public works and services, indexation clauses based on foreign currency price indexes or any other indexation mechanism are annulled. In this regard, the Company’s tariffs were set in pesos at the exchange rate of $1 per US$1 while part of the Company’s costs and indebtedness is denominated in foreign currency. Consequently, the Company’s operating condition has been altered, negatively affecting its economic and financial equation. Furthermore, as indicated in Note 8 to the accompanying consolidated financial statements, during the first half of year 2002, the Board of Directors of Telecom decided to suspend payments of principal and interest on its outstanding financial indebtedness. As mentioned in such Note, on October 21, 2004, after reaching a level of consent of 82.35% of the total creditors representing 94.47% of the total financial indebtedness of the Company, the executed APE (Acuerdo Preventivo Extrajudicial, an out-of-court restructuring agreement governed by Argentine Law) was filed with the reviewing court for approval. In May 2005, the reviewing court approved Telecom’s APE and management believes that the restructuring process will be successfully completed by the third quarter of 2005. The accompanying consolidated financial statements of Telecom as of June 30, 2005 and 2004 were prepared considering the continuity of the normal course of business of the Company, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, not including any adjustments and classifications that might result from the outcome of the uncertainty previously described.

5.	Our review report on the financial statements of Telecom Personal S.A. (“Telecom Personal”, a wholly owned subsidiary of Telecom) as of June 30, 2004, dated August 10, 2004, included observations related to: a) the effects of the suspension of principal and interest payments decided by the Board of Directors of Telecom Personal and the outcome of the restructurings of the financial indebtedness of that company and of it’s subsidiary Núcleo, and b) the preparation of the financial statements of Telecom Personal considering the continuity of the normal course of business of Telecom Personal and Núcleo, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, not including any adjustments and classifications that might result from the outcome of the situations described in this paragraph. As mentioned in Note 8, these situations have been resolved due to the end of the restructuring process of Telecom Personal and Núcleo, which occurred in November 2004. Accordingly, our observations on the financial statements as of June 30, 2004, differ from such originally presented.

6.	Based on the work done and on our examination of the Company’s consolidated financial statements for the year ended December 31, 2004 on which we issued our report dated March 8, 2005 (with qualifications as described in paragraphs 3 and 4 of this review report), we report that:

a)	the consolidated financial statements of Telecom at June 30, 2005 and 2004, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the CPCECABA, consider all significant facts and circumstances which are known to us and we have no observations to make regarding them other than those indicated in paragraphs 3 and 4;

b)	comparative information included in the accompanying consolidated balance sheets, derive from the Company’s consolidated financial statements for the year ended December 31, 2004.

7.	Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements. Such information does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

8.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Telecom at June 30, 2005 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Summary of Activity on the financial statements and the additional information to the notes of the financial statements required by Section 68 of the Buenos Aires Stock Exchange regulation on which, as regards those matters that are within our competence, we have no observations to make regarding them other than those indicated in paragraphs 3 and 4;

d)	at June 30, 2005, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $12.780.538, none of which was claimable at that date.

Autonomous City of Buenos Aires, August 10, 2005.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Juan C. Grassi

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SUMMARY OF ACTIVITY ON THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

Telecom Argentina reached a consolidated net income of $458 million for the six-month period ended June 30, 2005 (“1H05”) mainly due to positive financial results as a consequence of currency exchange differences. Comparatively, consolidated net loss for the six-month period ended June 30, 2004 (“1H04”) was $230 million.

Earnings per share and ADR for 1H05 amounted to $0.47 and $2.33, respectively. In comparison, (loss) per share and ADR for 1H04 were $(0.23) and $(1.15), respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 1H05 represented 38%, 9% and 18% of net sales, respectively; compared with 47%, 6% and (11%), respectively, for 1H04.

In a context of an increase in sales due to the strong expansion of the cellular business, the operating profit before depreciation and amortization for 1H05 has slightly decreased by 1%, reaching $972 million. This decrease was a result of higher costs in the cellular telephony business mainly generated by greater agent commissions and subsidies in the sale of handsets.

	Six-month periods ended June 30,
	2005	2004
Net sales	2,585	2,070
Cost of services	(1,699)	(1,383)

Gross profit	886	687
General and administrative expenses	(148)	(125)
Selling expenses	(515)	(430)

Operating income	223	132
Equity gain from related companies	7	—
Financial results, net	299	(298)
Other expenses, net	(50)	(55)
Results on debt restructuring	(15)	—

Net income (loss) before income tax and minority interest	464	(221)
Income tax expense	(3)	(8)
Minority interest	(3)	(1)

Net income (loss)	458	(230)

Net income (loss) per share (in pesos)	0.47	(0.23)

2. Company activities

•	Consolidated net revenues

Consolidated net revenues for 1H05 totaled $2,585 million, an increase of $515 million, or 25%, compared with $2,070 million for 1H04 mainly as a consequence of the increase in revenues generated by the cellular and Internet businesses.

Fixed telephony (Voice, data and Internet)

➢	Voice

In fixed telephony operations, local measured service revenues increased by $1 million to $247 million during 1H05. Domestic long distance (DLD) revenues increased by $8 million reaching $220 million. Revenues in both services increased as a consequence of the higher traffic due to incremental demand and higher number of Lines in Service. Traffic in DLD service increased by 9% while local traffic increased by 1%.

Total traffic volume (Local and DLD), measured in minutes, increased by 2%.

Monthly charges increased by $20 million, or 6%, to $331 million for 1H05, mainly due to the increase in customer lines. Customer lines as of June 30, 2005 increased by 4% to approximately 3,534,000 when compared to approximately 3,409,000 as of June 30, 2004 due to the constant demand of fixed-line services. Nevertheless, the current level of customer lines as well as the number of lines in service, is still below the level reached before the economic crisis in December 2001.

Revenues generated by interconnection services increased by $20 million, or 20%, to $118 million, mainly due to the increase in cellular traffic transported by the fixed line network.

Regarding international telephony activities, during 1H05 revenues reached $110 million increasing by $5 million or 5%, mainly due to higher incoming and outgoing traffic levels partially offset by a decrease in rates.

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

➢	Data transmission and Internet

Revenues generated by the data transmission and Internet business totaled $224 million, representing an increase of $26 million, or 13%, mainly due to the increase in revenues generated by the Internet business as a consequence of the increase in the number of ADSL clients. Since 4Q04, the Company is experiencing a migration process of dial-up clients to ADSL services. This process has intensified and has resulted in lower dial-up traffic.

As of June 30, 2005 total lines in service with ADSL connections amounted to 159,000, an increase of 65,000, or 69%. The number of Arnet’s ADSL subscribers reached approximately 106,000, increasing by 80% while Internet dial-up customers reached approximately 145,000, decreasing 8%. Internet dial-up minutes represented 28% of total traffic measured in minutes transported over the fixed-line network.

Cellular Telephony

The cellular market in Argentina has grown rapidly during the last months, with a substantial increase in the total number of subscribers and penetration.

In this environment, total cellular subscribers of Personal in Argentina reached approximately 4,813,000 at June 30, 2005, representing an increase of approximately 1,712,000 customers, or 55%. This increase in the client base was fueled by an impressive growth in the number of GSM subscribers that represent 37% of the total customer base.

The customer base as of June 30, 2005 amounted to approximately 3,324,000 prepaid subscribers, representing 69% of the total customer base, and approximately 1,489,000 post-paid subscribers, representing the remaining 31% (including clients of “Cuentas Claras” a mix prepaid/postpaid product). These percentages were 79% and 21%, respectively, as of June 30, 2004. The substantial improvement of the composition of the customer base is a consequence of the strategy of Personal to focus in the acquisition of high-end clients and to increase the participation in the postpaid services, among them the “Cuentas Claras” product, taking into account the current demand of the cellular market.

Revenues of Personal in Argentina increased by $420 million, or 63%, to $1,090 million, mainly due to the higher number of subscribers, to the increase in total traffic, to incremental value added services and to the increase in sales of handsets.

The average monthly revenue per customer increase to $35 or 3% when compared with 1H04 in spite of the significant increase in the number of clients. Additionally, total cellular traffic increased by 51% when compared with 1H04.

Núcleo, Personal’s subsidiary that provides cellular services in Paraguay, generated $97 million in revenues during 1H05, which are consolidated into the mobile telephony business together with the revenues of Personal. Nucleo’s 1H05 revenues represented an increase of $14 million, or 17%.

As of June 30, 2005, Núcleo had approximately 567,000 customers an increase of 91,000, or 19%. Nucleo’s postpaid subscribers increased by 22% reaching 107,000 clients, representing 19% of the customer base. Prepaid customers increased by 19% reaching 460,000, equivalent to 81% of the customer base.

Directories publishing

Publicom sales increased by $ 1 million or 17% reaching $ 7 million due to higher sales of advertising space and the acquisition of new customers. It is expected that the favorable evolution of the commercial campaigns will be reflected in the publication of the most important directories that are distributed during the second half of the year.

	Six-month periods ended June 30,
	2005	2004
National fixed telephone service	1,057	1,008
International telephone service	110	105
Data transmission	75	75
Internet	149	123

Fixed telephony	1,391	1,311
Wireless	1,187	753
Directories publishing	7	6

Total net sales	2,585	2,070

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for 1H05 increased by $424 million, or 22%, to $2,362 million. The evolution of costs is mainly related to the increase in sales and competition in the mobile telephony business in Argentina. As an example of this, subscriber acquisition cost (including handset subsidies, agent commissions and advertising) increased by $138 million or 157% reaching $226 million.

Salaries and social security contributions increased by $43 million, or 15%, to $329 million primarily due to the increase in salaries granted to unionized and non-unionized employees and to the increase in headcount in the cellular telephony business. As of June 30, 2005, the headcount totaled 14,332, compared to 14,175 as of June 30, 2004. The increase in headcount is also related to the expansion of the cellular business.

Taxes reached $179 million, an increase of $38 million when compared with 1H04 due to the impact of sales tax and higher fees paid to the regulator, the latter, in the cellular telephony activity.

The allowance for doubtful accounts increased to $15 million, equivalent to 0.6% of revenues. The level of allowances registered is significantly lower than the historical levels registered by the Group. The increase of $13 million is mainly due to a lower level of recovery of past due receivables in the fixed telephony business and a slight increase of uncollectables in the cellular telephony business after the significant expansion of the customer base.

Sales commissions increased by $66 million, or 87%, to $142 million for 1H05, as a consequence of the commissions paid for new customers and higher sales of cellular prepaid cards.

Costs related to advertising increased by $19 million or 49% to $58 million in spite of the fact that Personal and Arnet continued with their promotions and media advertising campaigns.

The cost of cellular handsets increased by $159 million reaching $234 million mainly due to the increase in handset sales. As a consequence of the strong competition and the growth in the cellular business, handset subsidies have increased by $74 million or 264%, reaching $ 102 million.

TLRD (termination charges in third parties cellular networks) and roaming cost increased by $90 million reaching $171 million, due to the increase in traffic among cellular operators.

Depreciation of fixed and intangible assets decreased by $102 million, or 12%, to $749 million during 1H05 as a consequence of the end of the amortization period of certain assets in the fixed telephony business.

During the second quarter ended June 30, 2005, independent appraisals helped the Company’s subsidiary, Personal, to assess the appropriateness of the useful lives of certain of its fixed assets. As a result of the work, Personal changed the useful lives of its TDMA and GSM networks and certain assets prospectively as from January 1st, 2005. Accordingly, Personal recognized accelerated depreciation of $ 24 and $ 2 related to the change in useful lives of the TDMA and GSM networks respectively, and lower depreciation for its other related assets amounting to $ 11.

	Six-month periods ended June 30,
	2005	2004
Salaries and social security	(329)	(286)
Taxes	(80)	(67)
Turnover tax	(99)	(74)
Maintenance, materials and supplies	(136)	(97)
Transportation and freight	(21)	(16)
Bad debt expense	(15)	(2)
Interconnection costs	(70)	(66)
Cost of international outbound calls	(48)	(39)
Lease of circuits	(16)	(17)
Fees for services (*)	(66)	(47)
Advertising	(58)	(39)
Cost of cellular handsets	(234)	(75)
Commissions	(179)	(104)
Roaming	(58)	(28)
Charges for termination of calls coming from other cellular operators	(113)	(53)
Others	(91)	(77)

Subtotal	(1,613)	(1,087)
Depreciation of fixed assets	(726)	(798)
Amortization of intangibles assets	(23)	(53)

Operating costs	(2,362)	(1,938)

(*)	Includes (17) in June’04 corresponding to fees for debt restructuring.

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Financial results, net

The gain resulting from net financial results reached $299 million for 1H05 as compared to a loss of $298 million in 1H04. The difference can be largely attributed to the $586 million registered as net currency exchange differences. The higher gain was a consequence of the effect of the appreciation of the Argentine Peso against the Euro and the Dollar on the net financial debt of the Company.

•	Other expenses, net

Other expenses (net) decreased by $5 million, or 9%, to $50 million for the 1H05 mainly as a consequence of lower severance charges partially compensated by higher provisions for lawsuits and other contingencies.

•	Net financial debt (face value)

Net Debt (Loans minus Cash and Banks plus Investments) decreased by $1,214 million, or 17%, to $5,947 million for 1H05 compared with 1H04 ($7,161 million), mainly as a consequence of the effect on the financial debt of the Company of the appreciation of the Argentine Peso against the Euro and the Dollar, the reduction of the debt due to the successful restructuring of Personal and Nucleo’s debts and the cash flow generation of the Company, partially offset by accrued interests.

•	Investments

Of the total amount of $169 million invested in fixed assets during 1H05, $89 million, or 53%, corresponds to fixed-line telephony, data transmission and Internet, and $80 million or 47% to the cellular business.

•	Other matters

Debt restructuring process of Telecom Argentina - Homologation of the APE

On May 26, 2005, the Judge overseeing our debt restructuring process issued a resolution approving the Acuerdo Preventivo Extrajudicial (“APE”) that was subscribed by the Company and its financial creditors. Such decision became final on June 10, 2005.

As ordered by the Argentine court, Telecom Argentina published notices in widely circulated national and foreign newspapers informing non-consenting creditors of the court’s decision to permit them to select among any of the options offered by Telecom Argentina in its APE, within ten (10) court days following the last publication of notices. The Argentine court had provided that non-consenting creditors that do not submit an election before the Argentine court within such timeframe would be allocated to Option A.

Moreover, Standard & Poors International Ratings and Fitch Ratings have assigned an international rating of B- for the notes that will be issued as consideration of the APE.

Universal Service Fund

On May 4, 2005, the Secretariat of Communication (“SC”) issued a resolution clarifying that the contribution to the Universal Service Fund is a contribution that has to be made by the operators and should not be charge in the invoices of the clients. Additionally, it orders to the National Commission of Telecommunications (“CNC”) to notify the companies that they should cease with this practice and reimburse their customers for the fees collected under such concept.

On July 8, 2005, the CNC issued a resolution implementing the resolution of the SC, instructing the companies to stop billing their customers for Universal Service with these fees and to reimburse the fees collected plus interest in a 90 days period.

On August 9, 2005 Personal has filed an administrative recourse, and is waiting for the resolution of this step in order to analyze further actions in this matter.

3. Summary comparative consolidated balance sheets

	As of June 30,
	2005	2004	2003	2002	2001
Current assets	4,811	3,946	2,010	2,268	2,536
Non current assets	7,405	8,378	9,797	12,752	12,346

Total assets	12,216	12,324	11,807	15,020	14,882

Current liabilities	9,738	11,009	9,347	14,255	3,478
Non current liabilities	1,458	319	308	145	6,187

Total liabilities	11,196	11,328	9,655	14,400	9,665

Minority interest	34	34	21	1	27
Foreign currency translation adjustments	26	24	26	47	—
Shareholders’ equity	960	938	2,105	572	5,190

Total liabilities, minority interest, foreign currency translation adjustments and Shareholders’ equity	12,216	12,324	11,807	15,020	14,882

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary comparative consolidated statements of operations

	Six-month periods ended June 30,
	2005	2004	2003	2002	2001
Net sales	2,585	2,070	1,750	2,294	3,538
Operating costs	(2,362)	(1,938)	(1,757)	(2,315)	(3,061)

Operating income (loss)	223	132	(7)	(21)	477
Equity gain (loss) from related companies	7	—	—	(16)	(2)
Amortization of goodwill	—	—	—	(7)	(9)
Financial results, net	299	(298)	1,019	(6,921)	(244)
Other expenses, net	(50)	(55)	(86)	(85)	(57)
Results on debt restructuring	(15)	—	374	—	—

Net income (loss) before income tax and minority interest	464	(221)	1,300	(7,050)	165
Income tax benefit (expense), net	(3)	(8)	—	2,390	(74)
Minority interest	(3)	(1)	(12)	29	—

Net income (loss)	458	(230)	1,288	(4,631)	91

Net income (loss) per share (in pesos)	0.47	(0.23)	1.31	(4.70)	0.09

5. Statistical data (in physical units)

❖	Fixed telephone service

June 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,821,595	13,936	3,801,410	591	3,800,300	(2,224)	3,802,394	352	3,782,836	32,023
Lines replaced (a)	1,851,232	—	1,851,232	—	1,851,232	—	1,851,232	—	1,851,232	—
Lines in service (b)	3,853,561	35,082	3,700,622	27,076	3,578,557	18,640	3,632,259	(113,556)	3,914,142	20,450
Customers lines	3,534,019	27,874	3,409,261	29,235	3,285,070	18,681	3,331,263	(110,311)	3,615,616	10,158
Public phones installed	83,762	339	81,411	737	79,360	20	79,679	470	82,732	1,536
Percentage of lines connected to digital exchanges	100.0	—	100.0	—	100.0	—	100.0	—	100.0	—
Lines in service per 100 inhabitants (c)	20.4	0.2	19.7	0.1	19.2	—	19.7	(0.7)	21.5	0.1
Lines in service per employee	340	1	323	3	332	10	318	(18)	378	5

(a)	As from November 8, 1990.
(b)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(c)	Corresponding to the northern region of Argentina.

❖	Cellular telephone service

Personal

June 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	1,489,000	346,000	662,000	104,000	406,000	(17,000)	570,000	(77,000)	830,000	(73,000)
Prepaid subscribers	3,324,000	244,000	2,439,000	144,000	1,849,000	37,000	1,546,000	85,000	1,350,000	90,000

Núcleo

June 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	107,000	9,000	88,000	6,000	74,000	2,000	78,000	4,000	57,000	10,000
Prepaid subscribers	460,000	23,000	388,000	(65,000)	442,000	(2,000)	467,000	(1,000)	376,000	51,000

❖ Internet

June 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Dial Up subscribers	138,400	(5,000)	150,800	200	146,500	4,000	153,000	(6,200)	255,500	15,800
ADSL subscribers	159,000	22,700	93,600	13,500	53,800	6,900	35,200	2,400	9,000	7,700

6. Consolidated ratios

June 30,	2005	2004	2003	2002	2001
Liquidity (1)	0.49	0.36	0.22	0.16	0.73
Solvency (2)	0.09	0.09	0.22	0.04	0.54
Locked up capital (3)	0.61	0.68	0.83	0.85	0.83

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.
(3)	Non current assets/Total assets.

V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

7. Outlook

During the 1H05 the main variables of the Argentine economy continued to show positive trends. The indicators of production output and economic activity continued to show a positive evolution, and in some cases with important levels of growth. Moreover, tax collection continued to increase at very important growth rates. With respect to the evolution of prices and inflation, indications of acceleration in the rhythm of price increases started to arise, after a period of two years of very low inflation. Monetary and economic authorities, together with the population in general, showed concerns on this issue, and took concrete actions to neutralize this effect, and achieved a deceleration in the evolution of prices. These actions could affect the positive performance of the Argentine economy, especially in the levels of personal spending. Meanwhile, as a result of the increase of tax collection and to the control of expenditure, fiscal results continued to show important levels of surplus. It must be pointed out that the latter has shown an increase due to wages increases granted to people working in the public sector and to the passive sector.

With respect to the operations of the Company, as in previous quarters, the fixed-line business continued to register increases in the number of customers and levels of traffic. Notwithstanding, the effect of the freeze of the fixed line tariffs enforced by the Government limits any potential absorption of incremental costs caused by the inflationary effect. It must be noted that the resolution of the renegotiation of the Transfer Agreement with the National authorities continues to be a pending issue.

The cellular business continued with the sustained growth of the customer base and the levels of traffic, although the market environment is highly competitive. This implied a substantial growth in sales and an increase in commercial costs, mainly vendor commissions and handset subsidies, although this permitted to capture a higher number of customers, but affected the margin of the business.

In the context of the debt restructuring process, on May 26, 2005, the Judge overseeing our debt restructuring process issued a resolution approving the Acuerdo Preventivo Extrajudicial (“APE”) that was subscribed by the Company and its financial creditors. Such decision became final on June 10, 2005.

As ordered by the Argentine court, Telecom Argentina published notices in widely circulated national and foreign newspapers informing non-consenting creditors of the court’s decision to permit them to select among any of the options offered by Telecom Argentina in its APE, within ten (10) court days following the last publication of notices. The Argentine court had provided that non-consenting creditors that do not submit an election before the Argentine court within such timeframe would be allocated to Option A. This timeframe was fulfilled in July 4, 2005, so the Company believes that it is in the last stage of its debt restructuring process.

It must be stated that, despite the implementation of the APE, almost all the debt of the Group is denominated in foreign currency, and therefore the Company will continue to be exposed to fluctuation of the peso-to-dollar, peso-to-euro and peso-to-japanese yen foreign exchange rate.

The Telecom Group continues to work hard in order to improve the quality of its service and its market position, to gain operating efficiency that all together will allow to address the increasing demand of the telecommunications market. Moreover, the Company continues to undertake important investment projects in areas and services that have the potential to contribute a substantial increase in the generation of operating cash flow of the Telecom Group. The Company expects that such actions will result in the improvement in the levels of profitability.

Amadeo R. Vázquez
President

VI

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

➢	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

➢	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares traded (in million)
Quarter	High	Low
June’04	6.27	4.19	35.9
September’04	6.48	5.16	25.6
December’04	6.60	5.78	28.3
March’05	8.65	6.00	32.2
June’05	7.50	6.59	23.3

NYSE

	Market quotation (US$/ADR*)		Volume of ADRs traded (in million)
Quarter	High	Low
June’04	11.09	7.30	16.3
September’04	10.92	8.49	12.1
December’04	11.11	9.60	15.7
March’05	14.63	10.20	29.1
June’05	13.18	11.37	14.5

*	Calculated at 1 ADR = 5 shares

➢	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Departments
Alicia Moreau de Justo 50, 10th Floor
(1107) Ciudad Autónoma de Buenos Aires
Tel.: 54-11-4968-4000
Argentina

Outside Argentina
Morgan Guaranty Trust Co.
ADR Department
60 Wall Street
New York, New York 10260-0060
USA
Tel.: 1-212-648-9935

➢	INTERNET http://www.telecom.com.ar

➢	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank
4 New York Plaza, Wall Street
New York, 212-623-1546
USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 24, 2005	By:	/s/ Carlos Alberto Felices
	Name:	Carlos Alberto Felices
	Title:	Chief Executive Officer